UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Wachovia Securities, LLC

One North Jefferson Avenue

St. Louis, MO 63103

Evergreen Investment Management Company, LLC

200 Berkeley Street

Boston, MA 02116

Tattersall Advisory Group, Inc.

6802 Paragon Place

Suite 200

Richmond, VA 23230

First International Advisors, LLC

3 Bishopsgate

London, England

UK EC2N3AB

Metropolitan West Capital Management, LLC

610 Newport Center Drive

Suite 1000

Newport Beach, CA 92660

J.L. Kaplan Associates, LLC

200 Berkeley Street

Boston, MA 02116

Golden Capital Management, LLC

5 Resource Square

Suite 150

10715 David Taylor Drive

Charlotte, NC 28262

Evergreen Investment Services, Inc.

200 Berkeley Street

Boston, MA 02116

Prudential Investment Management, Inc.

100 Mulberry Street

Gateway Center Two

Newark, NJ 07102

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT File No.

Prudential Investments LLC

100 Mulberry Street

Gateway Center Three

Newark, NJ 07102

The Prudential Insurance Company of America

751 Broad Street

Newark, NJ 07102

Jennison Associates LLC

466 Lexington Avenue

New York, NY 10017

Prudential Bache Asset Management, Inc.

One New York Plaza

13th Floor

New York, NY 10292

Quantitative Management Associates LLC

100 Mulberry Street

Gateway Center Two

Newark, NJ 07102

Pruco Securities, LLC

751 Broad Street

Newark, NJ 07102

AST Investment Services, Inc.

One Corporate Drive

Shelton, CT 06484

Prudential Annuities Distributors, Inc.

One Corporate Drive

Shelton, CT 06484

Prudential Investment Management Services LLC

100 Mulberry Street

Gateway Center Three

Newark, NJ 07102

Pruco Life Insurance Company

213 Washington Street
Newark, NJ 07102

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Pruco Life Insurance Company of New Jersey

213 Washington Street
Newark, NJ 07102

Prudential Annuities Life Assurance Corporation

One Corporate Drive
Shelton, CT 06484

Prudential Retirement Insurance and Annuity Company

280 Trumbull Street

Hartford, CT 06103-3509

Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor
San Francisco, California 94105

Wells Capital Management Incorporated

525 Market Street, 10th Floor
San Francisco, California 94105

Peregrine Capital Management, Inc.

800 LaSalle Avenue, Suite 1850
Minneapolis, MN 55402

Galliard Capital Management, Inc.

800 LaSalle Avenue, Suite 2060
Minneapolis, MN 55402

Wells Fargo Private Investment Advisors, LLC d/b/a Nelson Capital Management

1860 Embarcadero Road, #140
Palo Alto, CA 94303

Wells Fargo Funds Distributor, LLC

525 Market Street, 12th Floor
San Francisco, California 94105

Lowry Hill Investment Advisors, Inc.

90 South Seventh Street, Suite 5300
Minneapolis, MN 55402

Wells Fargo Alternative Asset Management, LLC

333 Market Street, 29th Floor, MAC# A0119-291
San Francisco, California 94105

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Wachovia Securities, LLC (“Wachovia Securities”), Evergreen Investment Management Company, LLC (“Evergreen Investment Management”), Tattersall Advisory Group, Inc. (“Tattersall”), First International Advisors, LLC (“First International”), Metropolitan West Capital Management, LLC (“Metropolitan West”), J.L. Kaplan Associates, LLC (“J.L. Kaplan”), Golden Capital Management, LLC (“Golden Capital”), Evergreen Investment Services, Inc. (“Evergreen Investment Services”), Prudential Investment Management, Inc. (“PIM, Inc.”), Prudential Investments LLC (“PI LLC”), The Prudential Insurance Company of America (“Prudential Insurance”), Jennison Associates LLC (“Jennison”), Prudential Bache Asset Management, Inc. (“Bache”), Quantitative Management Associates LLC (“QMA, LLC”), Pruco Securities, LLC (“Pruco”), AST Investment Services, Inc. (“AST Investment”), Prudential Annuities Distributors, Inc. (“PAD”), Prudential Investment Management Services LLC (“PIMS LLC”), Pruco Life Insurance Company (“Pruco Life”), Pruco Life Insurance Company of New Jersey (“Pruco Life NJ”), Prudential Annuities Life Assurance Corporation (“PALAC”), Prudential Retirement Insurance and Annuity Company (“PRIAC”), Wells Fargo Funds Management, LLC (“WF Funds Management”), Wells Capital Management Incorporated (“Wells Capital Management”), Peregrine Capital Management, Inc. (“Peregrine”), Galliard Capital Management, Inc. (“Galliard”), Wells Fargo Private Investment Advisors, LLC d/b/a Nelson Capital Management (“Nelson”), Wells Fargo Funds Distributor, LLC (“WF Funds Distributor”), Lowry Hill Investment Advisors, Inc. (“Lowry Hill”) and Wells Fargo Alternative

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Asset Management, LLC (“WFAAM”) (collectively, other than Wachovia Securities, the “Fund Servicing Applicants” and, together with Wachovia Securities, the “Applicants”) each hereby submits this application (the “Application”) pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order granting an exemption from Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of a permanent injunction entered against Wachovia Securities. Wachovia Securities is an indirect subsidiary of Wells Fargo & Company (“Wells Fargo”). Through its direct and indirect subsidiaries, Wells Fargo, a registered financial holding company and bank holding company under the Bank Holding Company Act of 1956, as amended, offers banking, brokerage, advisory and other financial services to institutional and individual customers worldwide. Wachovia Securities does not serve, and no existing company of which Wachovia Securities is an affiliated person (other than the Fund Servicing Applicants) currently serves, as an investment adviser (as defined in Section 2(a)(20) of the Act) or depositor of any registered investment company or principal underwriter (as defined in Section 2(a)(29) of the Act) for any open-end registered investment company, registered unit investment trust (“UIT”) or registered face amount certificate company. The term “Fund” as used herein refers to any registered investment company, including a UIT or registered face amount certificate company. Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which Wachovia Securities is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which Wachovia Securities may become

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an affiliated person in the future (together with the Applicants, the “Covered Persons”). Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.	Background
A.	Applicants

Wachovia Securities offers a wide array of financial advisory, brokerage, asset management and other financial services in more than 3,700 locations nationwide. Wachovia Securities is a wholly owned subsidiary of Wachovia Securities Financial Holdings, LLC (“WSFH”). Prudential Financial Inc. (“Prudential”) currently has an estimated ownership interest of approximately 23% to 25% in WSFH; the balance of WSFH is owned indirectly by Wells Fargo.1  Wachovia Securities is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”). Wachovia Securities currently does not serve as investment adviser, principal underwriter or depositor for any Funds.

Evergreen Investment Management is an indirect wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment advisory and management services to 83 Funds listed on Part 1 of Annex A and to the Funds listed on Part 2 of Annex A. These Funds had net assets of approximately $102 billion as of June 30, 2008.

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[1]

Prudential’s precise indirect ownership interest in WSFH, taking into account, among other things, Wachovia Corporation’s 2007 acquisition of A.G. Edwards, Inc., is in the process of being determined pending the appraisal of the acquisition and WSFH. PIM, Inc., PI LLC, Prudential Insurance, Jennison, Bache, QMA, LLC, Pruco, AST Investment, PAD, PIMS LLC, Pruco Life, Pruco Life NJ, PALAC and PRIAC (collectively, the “Prudential Applicants”) are all direct or indirect wholly owned subsidiaries of Prudential. If Prudential’s interest in WSFH is more than 25%, each Prudential Applicant may be viewed as being under common control with, and thus an affiliated person of, Wachovia Securities for purposes of the Act.

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Tattersall is an indirect wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to 14 Funds listed on Part 1 of Annex A and to the Funds listed on Part 3 of Annex A. These Funds had net assets of approximately $9 billion as of June 30, 2008.

First International is an indirect majority owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to three Funds listed on Part 1 of Annex A and to the Funds listed on Part 4 of Annex A. These Funds had net assets of approximately $2 billion as of June 30, 2008.

Metropolitan West is an indirect majority owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to two Funds listed on Part 1 of Annex A and to the Funds listed on Part 5 of Annex A. These Funds had net assets of approximately $3.6 billion as of June 30, 2008.

J.L. Kaplan is an indirect wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to one Fund listed on Part 1 of Annex A. This Fund had net assets of approximately $121 million as of June 30, 2008.

Golden Capital is an indirect minority owned subsidiary controlled by Wells Fargo (45% ownership) and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to three Funds listed on Part 1 of Annex A and to the Funds listed on Part 6 of Annex A. These Funds had net assets of approximately $358 million as of June 30, 2008.

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Evergreen Investment Services is an indirect wholly owned subsidiary of Wells Fargo and is a broker-dealer registered under the Exchange Act. It serves as principal underwriter for the 78 Funds listed on Part 1 of Annex B.

PIM, Inc. is an indirect wholly owned subsidiary of Prudential and is an investment adviser registered under the Advisers Act. It provides investment management and advisory services to 32 of the Funds listed on Part 1 of Annex C. These Funds had net assets of approximately $48 billion as of June 30, 2008.

PI LLC is an indirect wholly owned subsidiary of Prudential and is an investment adviser registered under the Advisers Act. It provides investment management and advisory services to all of the Funds listed on Part 1 of Annex C. These Funds had net assets of approximately $108 billion as of June 30, 2008.

Prudential Insurance is an indirect wholly owned subsidiary of Prudential and is an investment adviser registered under the Advisers Act. It serves as depositor for registered separate accounts, all of which are Funds (“Registered Separate Accounts”) that are listed on Part 1 of Annex E. These Registered Separate Accounts had net assets of approximately $50 billion as of June 30, 2008.

Jennison is an indirect wholly owned subsidiary of Prudential and is an investment adviser registered under the Advisers Act. It provides investment management and advisory services to 27 of the Funds listed on Part 1 of Annex C and to the Funds listed on Part 2 of Annex C. As of June 30, 2008, Jennison managed approximately $48 billion of these Funds’ net assets.

Bache is an indirect wholly owned subsidiary of Prudential and is an investment adviser registered under the Advisers Act. Bache recently became an investment adviser to a Fund, the Academic Strategies Asset Allocation Portfolio, a series of the Advanced Series Trust. As of October 7, 2008, Bache managed approximately $146 million of this Fund’s net assets.

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QMA, LLC is an indirect wholly owned subsidiary of Prudential and is an investment adviser registered under the Advisers Act. It provides investment management and advisory services to 29 of the Funds listed on Part 1 of Annex C and to the Funds on Part 3 of Annex C. These Funds had aggregated assets of approximately $4 billion as of June 30, 2008.

Pruco is an indirect wholly owned subsidiary of Prudential and is a broker-dealer registered under the Exchange Act. It serves as principal underwriter for the 16 Funds listed on Part 1 of Annex D.

AST Investment is an indirect wholly owned subsidiary of Prudential and is an investment adviser registered under the Advisers Act. It provides investment management and advisory services to 55 of the Funds listed on Part 1 of Annex C. These Funds had net assets of approximately $44 billion as of June 30, 2008.

PAD is an indirect wholly owned subsidiary of Prudential and is a broker-dealer registered under the Exchange Act. It serves as principal underwriter for the 35 Funds listed on Part 2 of Annex D.

PIMS LLC is an indirect wholly owned subsidiary of Prudential and is a broker-dealer registered under the Exchange Act. It serves as principal underwriter for the 25 Funds listed on Part 3 of Annex D.

Pruco Life is an indirect wholly owned subsidiary of Prudential. It serves as depositor for the Registered Separate Accounts that are listed on Part 2 of Annex E. These Registered Separate Accounts had net assets of approximately $20 billion as of June 30, 2008.

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Pruco Life NJ is an indirect wholly owned subsidiary of Prudential. It serves as depositor for the Registered Separate Accounts that are listed on Part 3 of Annex E.These Registered Separate Accounts had net assets of approximately $3 billion as of June 30, 2008.

PALAC is an indirect wholly owned subsidiary of Prudential. It serves as depositor for the Registered Separate Accounts that are listed on Part 4 of Annex E. These Registered Separate Accounts had net assets of approximately $36 billion as of June 30, 2008.

PRIAC is an indirect wholly owned subsidiary of Prudential. It serves as depositor for the Registered Separate Accounts that are listed on Part 5 of Annex E. These Registered Separate Accounts had net assets of approximately $33 million as of June 30, 2008.

WF Funds Management is an indirect wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment advisory and management services to 134 Funds listed on Part 1 of Annex F. These Funds had net assets of approximately $164 billion as of June 30, 2008.

Wells Capital Management is an indirect wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to 79 Funds listed on Part 1 of Annex F and to the Funds listed on Part 2 of Annex F. These Funds had net assets of approximately $156 billion as of June 30, 2008.

Peregrine is a direct wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to four Funds listed on Part 1 of Annex F. These Funds had net assets of approximately $3 billion as of June 30, 2008.

Galliard is an indirect wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to two Funds listed on Part 1 of Annex F. These Funds had net assets of approximately $1 billion as of June 30, 2008.

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Nelson is an indirect wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to one Fund listed on Part 1 of Annex F. This Fund had net assets of approximately $0.9 million as of December 31, 2008.

WF Funds Distributor is an indirect wholly owned subsidiary of Wells Fargo and is a broker-dealer registered under the Exchange Act. It serves as principal underwriter for the 134 Funds listed on Part 1 of Annex G.

Lowry Hill is a direct wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to one Fund listed on Part 3 of Annex F. At January 21, 2009, this Fund had not yet commenced operations.

WFAAM is an indirect wholly owned subsidiary of Wells Fargo and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory and management services to three Funds listed on Part 4 of Annex F. These Funds had net assets of approximately $188 million as of December 31, 2008.

B.	The Consent and Injunction

On February 5, 2009, the Commission filed a complaint (the “Complaint”) against Wachovia Securities in the United States District Court for the Northern District of Illinois (the “District Court”) in a civil action captioned Securities and Exchange Commission v. Wachovia Securities, LLC. The Complaint alleges that Wachovia Securities violated Section 15(c) of the Exchange Act by marketing auction rate securities as highly liquid investments comparable to

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cash or money market instruments and selling auction rate securities to its customers without adequately disclosing the risks involved in purchasing such securities. As a result of widespread auction failures beginning in February 2008, many customers who thought they had acquired liquid securities (equivalent to cash) were left with no market for their auction rate securities and no means of realizing the par value of their auction rate securities.

On January 27, 2009, Wachovia Securities executed a consent (the “Consent”) in which it neither admits nor denies any of the allegations in the Complaint, except as to jurisdiction, but consents to the entry of an injunction. On February 17, 2009, the District Court entered a judgment against Wachovia Securities (the “Judgment”) that enjoined Wachovia Securities, directly or through its officers, directors, agents and employees, from violating Section 15(c) of the Exchange Act (the “Injunction”).2 Pursuant to the Consent, Wachovia Securities has agreed, among other things, to buy back eligible auction rate securities (as agent for one or more of its affiliates and not as principal) from certain classes of customers to whom it sold such securities and to provide liquidity loans to such customers prior to the completion of the buyback.

II.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face amount certificate company if the person, by reason of any misconduct, is permanently or temporarily enjoined from, among other things, engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, or in connection with activities as an

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[2]	Securities and Exchange Commission v. Wachovia Securities, LLC, 09 Civ. 00743 (N.D. Ill February 17, 2009).

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underwriter, broker or dealer. Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding each Applicant from acting as an adviser, subadviser or depositor for any Fund or as principal underwriter for any registered open-end company, registered face amount certificate company or UIT. The entry of the Injunction would result in a disqualification of each Applicant (other than Wachovia Securities) under Section 9(a)(3) because Wachovia Securities is an affiliated person of such Applicants and would, upon the entry of the Injunction, become subject to an injunction described in Section 9(a)(2). Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has

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analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied the conduct that serves as, the basis for disqualification under Section 9(a).3

III.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, the Applicants assert the following.

A.	Limited Scope of the Alleged Misconduct

The alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, subadviser or depositor to any Fund or in the capacity of principal underwriter for any open-end Fund, UIT or registered face amount certificate company. The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”4 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that an investment company would have to be deprived of its management or distribution because of alleged violations that are not even remotely related to the manager’s or distributor’s activities. In the absence of improper practices relating to their Fund business, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.

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[3]	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).
[4]

Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

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As a result of the foregoing, the conduct of the Fund Servicing Applicants has not been such to as to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the Funds and their Shareholders

The inability of Evergreen Investment Management, Tattersall, First International, Metropolitan West, J.L. Kaplan, Golden Capital, PIM, Inc., PI LLC, Jennison, Bache, QMA, LLC, AST Investment, WF Funds Management, Wells Capital Management, Peregrine, Galliard, Nelson, Lowry Hill and WFAAM (the “Adviser Applicants”) to continue providing advisory and sub-advisory services to Funds would result in such Funds and their shareholders facing potential hardship. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds. Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares of the Funds, which could frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. In addition, disqualifying the Adviser Applicants could result in substantial costs because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser. The costs of obtaining such approvals could be substantial and would

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include: (1) the costs of identifying a suitable successor investment adviser or sub-adviser; (2) the costs of calling a special meeting of the boards of directors of the Funds; (3) the costs of preparing, printing and mailing proxy materials to all shareholders; (4) the cost of actively soliciting shareholder proxies and tabulating those proxies; and (5) the costs of holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders.

Similarly, the inability of Evergreen Investment Services, Pruco, PAD, PIMS LLC and WF Funds Distributor (the “Underwriters”) to continue to serve as principal underwriter to Funds (or, as applicable, as principal underwriter to the registered products issued through the Funds) would result in potential hardship to such Funds and their shareholders. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Underwriters because to do so would deprive the shareholders of those Funds of services they selected in investing in the Funds. In addition, the Funds would have to expend time and other resources to engage substitute principal underwriters, which would not, in any event, be able to replicate the selling network established by the Underwriters. The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders.

Finally, the inability of Prudential Insurance, Pruco Life, Pruco Life NJ, PALAC and PRIAC (the “Depositors”) to continue to serve as depositors to the Registered Separate Accounts would result in potential hardship to the Registered Separate Accounts, their contract holders and the Funds whose securities are owned by the Registered Separate Accounts. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Depositors because to do so would deprive the contract holders

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of services they selected in investing in the Registered Separate Accounts. In addition, the Depositors would have to expend time and other resources to engage substitute depositors. This could impose burdens on contract holders as well as the Funds the shares of which are owned by the Registered Separate Accounts, as such Funds may have to negotiate new arrangements under which shares of such Funds will be sold to the Registered Separate Accounts. The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Registered Separate Accounts and their shareholders.

C.	Adverse Effect on Fund Servicing Applicants

If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. The Adviser Applicants have committed substantial resources to establishing expertise in advising and sub-advising Funds. Prohibiting the Adviser Applicants from providing advisory or sub-advisory services to the Funds would not only adversely affect their business, but would also adversely affect their employees that are involved in these activities. The Applicants employ over 3700 employees who are involved in the provisions of advisory, depository and underwriting services to the Funds. The Adviser Applicants also have committed an extensive amount of capital to support their advisory and sub-advisory business. For these reasons, the imposition of the Section 9(a) disqualification on the Adviser Applicants would be unduly and disproportionately severe.

Similarly, if the Underwriters were barred under Section 9(a) from continuing to provide underwriting services to the Funds and were unable to obtain the requested exemption, the effect on their current business and employees would be severe. The Underwriters have committed substantial resources to establishing expertise in underwriting the securities of Funds.

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Prohibiting the Underwriters from serving as principal underwriters to the Funds would not only adversely affect their current business, but also their employees that are involved in these activities. The Underwriters have committed an extensive amount of capital to support their underwriting activities. For these reasons, the imposition of the Section 9(a) disqualification on the Underwriters would be unduly and disproportionately severe.

Similarly, if the Depositors were barred under Section 9(a) from continuing to serve as depositors to the Registered Separate Accounts and were unable to obtain the requested exemption, the effect on their current business and employees would be severe. The Depositors have committed substantial resources to developing expertise in establishing the Registered Separate Accounts. Prohibiting the Depositors from serving as depositors to the Registered Separate Accounts would not only adversely affect their current business, but also their employees that are involved in these activities. The Depositors have committed an extensive amount of capital to support these activities. For these reasons, the imposition of the Section 9(a) disqualification on the Depositors would be unduly and disproportionately severe.

D.	Absence of Any Connection Between the

Alleged Conduct and Applicants’ Fund Business

The conduct alleged in the Complaint did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser, depositor or principal underwriter for any Fund. Therefore, the Applicants believe that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from Section 9(a).

E.	No Involvement of Applicants’ Personnel

Applicants note that (i) none of the current or former directors, officers or employees of the Fund Servicing Applicants had any responsibility for, or had any involvement in, the conduct

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alleged in the Complaint; (ii) the personnel at Wachovia Securities who were involved in the violations alleged in the Complaint have had no and will not have any future involvement in providing advisory, sub-advisory, depository or underwriting services to Funds; and (iii) because the personnel of the Fund Servicing Applicants did not have any involvement in the alleged misconduct, shareholders of Funds that received investment advisory, depositor and principal underwriting services from the Fund Servicing Applicants were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser, depositor or principal underwriter.

F.	Remedial Actions to Address the Conduct Alleged in the Complaint

After extensive investigation, the Commission staff and Wachovia Securities have negotiated a settlement reflected in the Complaint, the Consent and the Judgment. Wachovia Securities has agreed to cooperate with the Commission in connection with any judicial or administrative proceeding or investigation to which the Commission is a party in connection with this action. In addition, Wachovia Securities has agreed to take certain remedial measures, including buying back eligible auction rate securities (as agent for one or more of its affiliates and not as principal) from certain classes of customers to whom it sold such securities and providing liquidity loans to such customers prior to the conclusion of the buyback. Wachovia Securities will also notify investors that an independent arbitrator under the auspices of the Financial Industry Regulatory Authority will be available for the purposes of arbitrating consequential damages claims. As a result of the foregoing, the Applicants respectfully submit that granting an exemption as requested in the Application would be consistent with the public interest and the protection of investors.

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G.	Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Applicants agree that they will, as soon as reasonably practical, distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors (“Boards”) of the Funds for which the Applicants serve as investment adviser, investment subadviser or principal underwriter, including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, of the circumstances that led to the Injunction, any impact on the Funds and this Application. The Applicants undertake to provide such Funds’ Boards with all information concerning the Injunction and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws.

H.	Applicants’ Prior Section 9(c) Orders

Wachovia Corporation, Evergreen Investment Management, Evergreen Investment Services, First International Advisors (doing business as Evergreen International Advisors), J.L. Kaplan, SouthTrust Investment Advisors, A Division of SouthTrust Bank, and Tattersall obtained an exemptive order under Section 9(c) in 2005.5 The application was submitted because of an injunction imposed on Wachovia Corporation and First Union Corporation for certain violations of the reporting and proxy disclosure provisions of Sections 13(a) and 14(a) of the Exchange Act in connection with the 2001 merger between Wachovia Corporation and First Union Corporation.

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[5]	Wachovia Corporation, et al. (Notice of Application and Temporary Order) IC-26723; 812-13135 (January 12, 2005); Wachovia Corporation, et al. (Permanent Order) IC-26750 (Feb 8, 2005).

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Prudential and its affiliates have recently obtained an exemptive order under Section 9(c) because of an injunction imposed against Prudential for certain violations of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act.6  The injunction relates to Prudential’s improper recording of income for 2000, 2001 and 2002 in the consolidated financial statements included in its periodic filing for the years 2001 and 2002.

An affiliate of Prudential, Prudential Securities Incorporated (“PSI”), obtained such an order in 1991.7 The application dealt with certain employees of PSI who were subject to securities-related injunctions at the time they became employees of PSI, thus disqualifying PSI from serving as investment adviser or depositor for any registered investment company, or principal underwriter for any registered open-end company, unit investment trust or registered face amount certificate company under Section 9(a) of the Act. PSI had obtained clearance for the hiring of these employees through the provisions of Rule 19h-1 under the Exchange Act but had failed to appreciate that an application for exemptive relief under Section 9(a) remained necessary.

In 1988, Wells Fargo Bank N.A. and Wells Fargo Investment Advisors obtained such an order.8  The application arose after the Commodity Futures Trading Commission (the “CFTC”) filed a civil complaint in the U.S. District Court for the Central District of California alleging

_________________________

[6]	Prudential Financial, Inc., et al. (Notice of Application and Temporary Order) IC-28377; 812-13572; Prudential Financial, Inc., et al (Permanent Order) Release No. 28430 (October 1, 2008).
[7]	Prudential Securities Incorporated (Notice of Application and Temporary Order) IC-18031; 812-7591 (March 6, 1991); Prudential Securities Incorporated (Permanent Order) IC-18096 (April 15, 2005).
[8]

Wells Fargo Bank, N.A. and Wells Fargo Investment Advisors (Notice of Application and Temporary Order) IC-16311; 812-6958 (March 11, 1988); Wells Fargo Bank, N.A. and Wells Fargo Investment Advisors (Permanent Order) IC-16355 (April 7, 1988)

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that “Wells Fargo Gold Market Certificates” had been offered and sold to members of the general public in violation of the CFTC rule requiring that such instruments be traded only on a CFTC-designated contract market. The relevant parties were enjoined from directly or indirectly engaging in any transaction involving a commodity option in violation of any CFTC rule, regulation or order.

I.	Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

J.	Conclusion

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

IV.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Doug Kelly

Wachovia Securities, LLC

One North Jefferson Avenue

St. Louis, MO 63103

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Kathryn Quirk

Prudential Financial, Inc.

751 Broad Street

Newark, NJ 07102

with a copy to:

David S. Huntington

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

(212) 373-3124

Kenneth J. Berman

Debevoise & Plimpton LLP

555 13th Street NW

Washington, DC 20004

(202) 383-8000

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The authorizations required by Rule 0-2(c)(l) under the Act are included in Exhibits A-1 through A-30 and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WACHOVIA SECURITIES, LLC
By:	/s/ David Hebner
Name: David Hebner Title: Senior Vice President

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC
By:	/s/ Michael H. Koonce
Name: Michael H. Koonce Title: Senior Vice President and Secretary

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

TATTERSALL ADVISORY GROUP, INC.
By:	/s/ Michael H. Koonce
Name: Michael H. Koonce Title: Senior Vice President and Secretary

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

FIRST INTERNATIONAL ADVISORS, LLC
By:	/s/ Peter M. Wilson
Name: Peter M. Wilson Title: Director

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The Applicant named below has caused this Application to be duly signed on its behalf on the  17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

METROPOLITAN WEST CAPITAL MANAGEMENT, LLC
By:	/s/ Michael H. Koonce
Name: Michael H. Koonce Title: Secretary

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

J.L. KAPLAN ASSOCIATES, LLC
By:	/s/ Michael H. Koonce
Name: Michael H. Koonce Title: Secretary

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-7 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

GCM PARTNERS, INC., on behalf of GOLDEN CAPITAL MANAGEMENT, LLC
By:	/s/ Greg W. Golden
Name: Greg W. Golden Title: President

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-8 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

EVERGREEN INVESTMENT SERVICES, INC.
By:	/s/ Michael H. Koonce
Name: Michael H. Koonce Title: Secretary

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The Applicant named below has caused this Application to be duly signed on their behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-9 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

PRUDENTIAL INVESTMENT MANAGEMENT, INC
By:	/s/ John L. Bronson
Name: John L. Bronson Title: Vice President

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The Applicant named below has caused this Application to be duly signed on their behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-10 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Robert F. Gunia
Name: Robert F. Gunia Title: Executive Vice President

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The Applicant named below has caused this Application to be duly signed on their behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-11 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
By:	/s/ Thomas C. Castano
Name: Thomas C. Castano Title: Vice President and Corporate Counsel

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The Applicant named below has caused this Application to be duly signed on their behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-12 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

JENNISON ASSOCIATES, LLC
By:	/s/ Mehdi Mahmud
Name: Mehdi Mahmud Title: Vice Chairman, Director, Managing Director and Chief Operating Officer

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The Applicant named below has caused this Application to be duly signed on their behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-13 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

PRUDENTIAL BACHE ASSET MANAGEMENT, INC.
By:	/s/ Ronald J. Ivans
Name: Ronald J. Ivans Title: President

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The Applicant named below has caused this Application to be duly signed on their behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-14 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

QUANTITATIVE MANAGEMENT ASSOCIATES LLC
By:	/s/ Scott L. Hayward
Name: Scott L. Hayward Title: Chief Executive Officer

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The Applicant named below has caused this Application to be duly signed on their behalf on the  17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-15 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

PRUCO SECURITIES, LLC
By:	/s/ Sandra Cassidy
Name: Sandra Cassidy Title: Chief Legal Officer

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The Applicant named below has caused this Application to be duly signed on their behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-16 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

AST INVESTMENT SERVICES, INC.
By:	/s/ Robert F. Gunia
Name: Robert F. Gunia Title: Executive Vice President

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The Applicant named below has caused this Application to be duly signed on their behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-17 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.
By:	/s/ Robert F. O’Donnell
Name: Robert F. O’Donnell Title: Senior Vice President

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The Applicant named below has caused this Application to be duly signed on their behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-18 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC
By:	/s/ Charles F. Lowrey
Name: Charles F. Lowrey Title: President

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The Applicant named below has caused this Application to be duly signed on their behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-19 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

PRUCO LIFE INSURANCE COMPANY
By:	/s/ Thomas C. Castano
Name: Thomas C. Castano Title: Chief Legal Officer

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The Applicant named below has caused this Application to be duly signed on their behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-20 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
By:	/s/ Thomas C. Castano
Name: Thomas C. Castano Title: Chief Legal Officer

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The Applicant named below has caused this Application to be duly signed on their behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-21 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
By:	/s/ Robert F. O'Donnell
Name: Robert F. O'Donnell Title: Senior Vice President

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The Applicant named below has caused this Application to be duly signed on their behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-22 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY
By:	/s/ James M. O’Connor
Name: James M. O’Connor Title: Senior Vice President & Chief Actuary

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-23 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO FUNDS MANAGEMENT, LLC
By:	/s/ Karla M. Rabushch
Name: Karla M. Rabushch Title: President

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-24 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

GALLIARD CAPITAL MANAGEMENT, INC.
By:	/s/ Michael J. Hogan
Name: Michael J. Hogan Title: Chairman and President

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-25 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

LOWRY HILL INVESTMENT ADVISORS, INC.
By:	/s/ James P. Steiner
Name: James P. Steiner Title: President

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-26 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO PRIVATE INVESTMENT ADVISORS, LLC
By:	/s/ Scott C. Benner
Name: Scott C. Benner Title: President and Chief Executive Officer

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-27 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

PEREGRINE CAPITAL MANAGEMENT, INC.
By:	/s/ Robert B. Mersky
Name: Robert B. Mersky Title: President and Chief Executive Officer

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-28 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS CAPITAL MANAGEMENT INCORPORATED
By:	/s/ Robert W. Bissell
Name: Robert W. Bissell Title: President

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-29 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO ALTERNATIVE ASSET MANAGEMENT, LLC
By:	/s/ Daniel J. Rauchle
Name: Daniel J. Rauchle Title: President

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The Applicant named below has caused this Application to be duly signed on its behalf on the 17th day of February, 2009. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-30 to this Application. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

WELLS FARGO FUNDS DISTRIBUTOR, LLC
By:	/s/ Cara Peck
Name: Cara Peck Title: President

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Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of Wachovia Securities, LLC (Wachovia Securities) does hereby certify that this Application is signed by David Hebner, Senior Vice President of Wachovia Securities, pursuant to the general authority vested in him as such under Section 14.5 of Wachovia Securities’ Limited Liability Company Operating Agreement.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

WACHOVIA SECURITIES, LLC
By:	/s/ Donald Sutherland
Name: Donald Sutherland Title: Vice President

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Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of Evergreen Investment Management Company, LLC (Evergreen Investment Management) does hereby certify that this Application is signed by Michael H. Koonce, a Senior Vice President and the Secretary of Evergreen Investment Management, pursuant to the general authority vested in him as such under Section 4 of Evergreen Investment Management’s operating agreement and related resolutions.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC
By:	/s/ Maureen E. Towle
Name: Maureen E. Towle Title: Vice President and Assistant Secretary

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Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being the duly elected Senior Vice President of Tattersall Advisory Group, Inc. (Tattersall), does hereby certify that this Application is signed by Michael H. Koonce, the Secretary of Tattersall, pursuant to the general authority vested in him as such under Article V, Section 8 of Tattersall’s operating agreement.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

TATTERSALL ADVISORY GROUP, INC.
By:	/s/ Robert A. Calhoun
Name: Robert A. Calhoun Title: Senior Vice President

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Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being duly elected Director of First International Advisors, LLC (First International) does hereby certify that this Application is signed by Peter M. Wilson, a Director of First International, pursuant to the general authority vested in him as such under Section 7.3 of First International’s operating agreement.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

FIRST INTERNATIONAL ADVISORS, LLC
By:	/s/ Anthony J. Norris
Name: Anthony J. Norris Title: Director

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Exhibit A-5

Authorization

Officer’s Certificate

The undersigned, being duly elected President of Metropolitan West Capital Management, LLC (Metropolitan West) does hereby certify that this Application is signed by Michael H. Koonce, Secretary of Metropolitan West, pursuant to the general authority vested in him as such under Article IV, Section 4.1, of Metropolitan West’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

METROPOLITAN WEST CAPITAL MANAGEMENT, LLC
By:	/s/ Gary W. Lisenbee
Name: Gary W. Lisenbee Title: President

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Exhibit A-6

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of J. L. Kaplan Associates, LLC (J. L. Kaplan) does hereby certify that this application is signed by Michael H. Koonce, Secretary of J. L. Kaplan, pursuant to the general authority vested in him as such under section 7(b) of J. L. Kaplan's operating agreement and related resolutions.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

J.L. KAPLAN ASSOCIATES, LLC
By:	/s/ Maureen E. Towle
Name: Maureen E. Towle Title: Vice President and Assistant Secretary

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Exhibit A-7

Authorization

Officer’s Certificate

The undersigned, being duly elected General Counsel and Chief Compliance Officer of Golden Capital Management, LLC (Golden Capital) does hereby certify that this Application is signed by Greg W. Golden, President of GCM Partners, Inc., the Managing Member of Golden Capital, pursuant to specific authority granted to him by action of the Board of Directors of GCM Partners, Inc., the Managing Member of Golden Capital.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

GOLDEN CAPITAL MANAGEMENT, LLC
By:	/s/ Robert B. Carroll
Name: Robert B. Carroll Title: General Counsel and Chief Compliance Officer

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Exhibit A-8

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of Evergreen Investment Services, Inc. (Evergreen Investment Services), does hereby certify that this Application is signed by Michael H. Koonce, a Senior Vice President and the Secretary of Evergreen Investment Services, pursuant to the general authority vested in him as such under Sections 3(B) and 4 of Evergreen Investment Services’ by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

EVERGREEN INVESTMENT SERVICES, INC.
By:	/s/ Maureen E. Towle
Name: Maureen E. Towle Title: Vice President and Assistant Secretary

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Exhibit A-9

Authorization

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Prudential Investment Management, Inc (PIM, Inc.) does hereby certify that this Application is signed by John L. Bronson, Vice President of PIM, Inc., pursuant to the general authority vested in him as such under Article V of PIM, Inc.’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

PRUDENTIAL INVESTMENT MANAGEMENT, INC.
By:	/s/ Daniel J. Malooly
Name: Daniel J. Malooly Title: Assistant Secretary

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Exhibit A-10

Authorization

Officer’s Certificate

The undersigned, being the duly elected Vice President and Assistant Secretary of Prudential Investments LLC (PI LLC), does hereby certify that this Application is signed by Robert F. Gunia, Executive Vice President of PI LLC, pursuant to the general authority vested in him as such under Section 4.4(b) of PI LLC’s operating agreement.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Andrew French
Name: Andrew French Title: Vice President and Assistant Secretary

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Exhibit A-11

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President, Secretary and Corporate Governance Officer of The Prudential Insurance Company of America (Prudential Insurance) does hereby certify that this Application is signed by Thomas C. Castano, a Vice President and Corporate Counsel of Prudential Insurance, pursuant to the general authority vested in him as such under Article IV of Prudential Insurance’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
By:	/s/ Kathleen Gibson
Name: Kathleen Gibson Title: Vice President, Secretary and Corporate Governance Officer

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Exhibit A-12

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Secretary of Jennison Associates LLC (Jennison) does hereby certify that this Application is signed by Mehdi Mahmud, Vice Chairman, Director, Managing Director and Chief Operating Officer of Jennison Associates LLC, pursuant to the general authority vested in him as such under Article VIII, Section 8.03 of Jennison’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

JENNISON ASSOCIATES LLC
By:	/s/ Mirry Hwang
Name: Mirry Hwang Title: Vice President and Secretary

65  of 119

Exhibit A-13

Authorization

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Prudential Bache Asset Management, Inc. (Bache) does hereby certify that this Application is signed by Ronald J. Ivans, President of Bache, pursuant to the general authority vested in him as such under Article 3 of Bache’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

PRUDENTIAL BACHE ASSET MANAGEMENT, INC.
By:	/s/ Thomas T. Bales
Name: Thomas T. Bales Title: Assistant Secretary

66 of 119

Exhibit A-14

Authorization

Officer’s Certificate

The undersigned, being duly elected Assistant Secretaryof Quantitative Management Associates LLC (QMA LLC) does hereby certify that this Application is signed by Scott L. Hayward, Chief Executive Officer of QMA LLC, pursuant to the general authority vested in her as such under Article VII of QMA LLC’s operating agreement.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

QUANTITATIVE MANAGEMENT ASSOCIATES LLC
By:	/s/ Thomas O. Boland
Name: Thomas O. Boland Title: Assistant Secretary

67  of 119

Exhibit A-15

Authorization

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Pruco Securities, LLC (Pruco) does hereby certify that this Application is signed by Sandra Cassidy, Chief Legal Officer of Pruco, pursuant to the general authority vested in her as such under Article VII of the Pruco’s operating agreement.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

PRUCO SECURITIES, LLC
By:	/s/ Mary Jo Reich
Name: Mary Jo Reich Title: Assistant Secretary

68 of 119

Exhibit A-16

Authorization

Officer’s Certificate

The undersigned, being the duly elected Vice President and Secretary of AST Investment Services, Inc. (AST), does hereby certify that this Application is signed by Robert F. Gunia, Executive Vice President of AST, pursuant to the general authority vested in him as such under Article VI, Section 6 of AST’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

AST INVESTMENT SERVICES, INC.
By:	/s/ Kathryn L. Quirk
Name: Kathryn L. Quirk Title: Vice President and Secretary

69 of 119

Exhibit A-17

Authorization

Officer’s Certificate

The undersigned, being the duly elected Assistant Secretary of Prudential Annuities Distributors, Inc. (PAD), does hereby certify that this Application is signed by Robert F. O’Donnell, Senior Vice President of PAD, pursuant to the general authority vested in him as such under Article V of PAD’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.
By:	/s/ Maureen W. Meade
Name: Maureen W. Meade Title: Assistant Secretary

70 of 119

Exhibit A-18

Authorization

Officer’s Certificate

The undersigned, being duly elected Secretary of Prudential Investment Management Services LLC (PIMS LLC) does hereby certify that this Application is signed by Charles F. Lowrey, President of PIMS LLC, pursuant to the general authority vested in him as such under Article VII, Section 7.2(a) of PIMS LLC’s operating agreement.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC
By:	/s/ Mark I. Salvacion
Name: Mark I. Salvacion Title: Secretary

71 of 119

Exhibit A-19

Authorization

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Pruco Life Insurance Company (Pruco Life) does hereby certify that this Application is signed by Thomas C. Castano, Chief Legal Officer of Pruco Life, pursuant to the general authority vested in him as such under Article VI, Section 6.03 of Pruco Life’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

PRUCO LIFE INSURANCE COMPANY
By:	/s/ Mary Jo Reich
Name: Mary Jo Reich Title: Assistant Secretary

72 of 119

Exhibit A-20

Authorization

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Pruco Life Insurance Company of New Jersey (Pruco Life NJ) does hereby certify that this Application is signed by Thomas C. Castano, Chief Legal Officer of Pruco Life NJ, pursuant to the general authority vested in him as such under Article III of Pruco Life NJ’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
By:	/s/ Mary Jo Reich
Name: Mary Jo Reich Title: Assistant Secretary

73 of 119

Exhibit A-21

Authorization

Officer’s Certificate

The undersigned, being duly elected Assistant Secretary of Prudential Annuities Life Assurance Corporation (PALAC) does hereby certify that this Application is signed by Robert F. O'Donnell, Senior Vice President of PALAC, pursuant to the general authority vested in him as such under Article V of PALAC’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

PRUDENTIAL ANNUITIES LIFE ASSSURANCE CORPORATION
By:	/s/ Maureen W. Meade
Name: Maureen W. Meade Title: Assistant Secretary

74 of 119

Exhibit A-22

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President & Assistant Secretary of Prudential Retirement Insurance and Annuity Company (PRIAC) does hereby certify that this Application is signed by James M. O’Connor, Senior Vice President & Chief Actuary of PRIAC, pursuant to the general authority vested in him as such under Article VII, Section 4 of PRIAC’s bylaws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY
By:	/s/ John M. Ewing, Jr.
Name: John M. Ewing, Jr. Title: Vice President & Assistant Secretary

75 of 119

Exhibit A-23

Authorization

Officer’s Certificate

The undersigned, being duly elected Senior Vice President and Secretary of Wells Fargo Funds Management, LLC (WFFM), does hereby certify that this Application is signed by Karla M. Rabusch, President of WFFM, pursuant to the general authority vested in her as such under WFFM’s limited liability company agreement.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

WELLS FARGO FUNDS MANAGEMENT, LLC
By:	/s/ C. David Messman
Name: C. David Messman Title: Senior Vice President and Secretary

76 of 119

Exhibit A-24

Authorization

Officer’s Certificate

The undersigned, being duly elected Senior Vice President and Treasurer of Galliard Capital Management, Inc. (Galliard), does hereby certify that this Application is signed by Michael J. Hogan, Chairman and President of Galliard, pursuant to the general authority vested in him as such under Galliard’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

GALLIARD CAPITAL MANAGEMENT, INC.
By:	/s/ John R. Caswell
Name: John R. Caswell Title: Senior Vice President and Treasurer

77 of 119

Exhibit A-25

Authorization

Officer’s Certificate

The undersigned, being duly elected Chief Compliance Officer of Lowry Hill Investment Advisors, Inc. (Lowry Hill), does hereby certify that this Application is signed by James P. Steiner, President of Lowry Hill, pursuant to the general authority vested in him as such under Lowry Hill’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

LOWRY HILL INVESTMENT ADVISORS, INC.
By:	/s/ Eric S. Holman
Name: Eric S. Holman Title: Chief Compliance Officer

78  of 119

Exhibit A-26

Authorization

Officer’s Certificate

The undersigned, being duly elected Secretary of Wells Fargo Private Investment Advisors, LLC (WFPIA), does hereby certify that this Application is signed by Scott C. Benner, President and Chief Executive Officer of WFPIA, pursuant to the general authority vested in him as such under WFPIA’s Limited Liability Company Agreement.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

WELLS FARGO PRIVATE INVESTMENT ADVISORS, LLC
By:	/s/ Doretta L. Dunegan
Name: Doretta L. Dunegan Title: Secretary

79  of 119

Exhibit A-27

Authorization

Officer’s Certificate

The undersigned, being duly elected Senior Vice President, Chief Financial Officer and Chief Compliance Officer of Peregrine Capital Management, Inc. (Peregrine), does hereby certify that this Application is signed by Robert B. Mersky, President and Chief Executive Officer of Peregrine, pursuant to the general authority vested in him as such under Peregrine’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

PEREGRINE CAPITAL MANAGEMENT, INC.
By:	/s/ David S. Lunt
Name: David S. Lunt Title: Senior Vice President, Chief Financial Officer and Chief Compliance Officer

80 of 119

Exhibit A-28

Authorization

Officer’s Certificate

The undersigned, being duly elected Secretary of Wells Capital Management Incorporated (WCM), does hereby certify that this Application is signed by Robert W. Bissell, President of WCM, pursuant to the general authority vested in him as such under WCM’s by-laws.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

WELLS CAPITAL MANAGEMENT INCORPORATED
By:	/s/ Mai Shiver
Name: Mai Shiver Title: Secretary

81 of 119

Exhibit A-29

Authorization

Officer’s Certificate

The undersigned, being duly elected Secretary of Wells Fargo Alternative Asset Management, LLC (WFAAM), does hereby certify that this Application is signed by Daniel J. Rauchle, President of WFAAM, pursuant to the general authority vested in him as such under WFAAM’s Limited Liability Company Agreement.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

WELLS FARGO ALTERNATIVE ASSET MANAGEMENT, LLC
By:	/s/ Margaret M. Weber
Name: Margaret M. Weber Title: Secretary

82 of 119

Exhibit A-30

Authorization

Officer’s Certificate

The undersigned, being duly elected Assistant Vice President of Wells Fargo Funds Distributor, LLC (WFFD), does hereby certify that this Application is signed by Cara Peck, President of WFFD, pursuant to the general authority vested in her as such under WFFD’s limited liability company agreement.

IN WITNESS WHEREOF, I have set my hand this 17th day of February, 2009.

WELLS FARGO FUNDS DISTRIBUTOR, LLC
By:	/s/ Carolyn Wilary
Name: Carolyn Wilary Title: Assistant Vice President

83 of 119

Annex A

Part 1

Funds for which Evergreen Investment Management Company, LLC provides investment advisory and management services

1. EVERGREEN SELECT FIXED INCOME TRUST (6 Series)

1)    Evergreen International Bond Fund (a)

2)    Evergreen Core Bond Fund (b)

3)    Evergreen Select High Yield Bond Fund (b)

4)    Evergreen Intermediate Municipal Bond Fund

5)    Evergreen Adjustable Rate Fund (b)

6)    Evergreen Short Intermediate Bond Fund (b)

2. EVERGREEN SELECT EQUITY TRUST (3 series)

7)    Evergreen Special Equity Fund

8)    Evergreen Strategic Growth Fund

9)    Evergreen Equity Index Fund

3. EVERGREEN SELECT MONEY MARKET TRUST (6 series)

10)  Evergreen Institutional Money Market Fund

11)  Evergreen Institutional Municipal Money Market Fund

12)  Evergreen Institutional Treasury Money Market Fund

13)  Evergreen Institutional 100% Treasury Money Market Fund

14)  Evergreen Institutional U.S. Government Money Market Fund

15)  Evergreen Prime Cash Management Money Market Fund

4. EVERGREEN MUNICIPAL TRUST (7 series)

16)  Evergreen California Municipal Bond Fund

17)  Evergreen Pennsylvania Municipal Bond Fund

18)  Evergreen North Carolina Municipal Bond Fund

19)  Evergreen High Income Municipal Bond Fund

20)  Evergreen Municipal Bond Fund

21)  Evergreen Short-Intermediate Municipal Bond Fund

22)  Evergreen Strategic Municipal Bond Fund

5. EVERGREEN EQUITY TRUST (27 series)

23)  Evergreen Diversified Capital Builder Fund

24)  Evergreen Asset Allocation Fund

25)  Evergreen Growth Fund

26)  Evergreen Enhanced S&P 500 ® Fund

27)  Evergreen Large Company Growth Fund

28)  Evergreen Mid Cap Growth Fund

29)  Evergreen Omega Fund

30)  Evergreen Small-Mid Growth Fund

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31)  Evergreen Disciplined Small-Mid Value Fund

32)  Evergreen Disciplined Value Fund

33)  Evergreen Equity Income Fund

34)  Evergreen Fundamental Large Cap Fund

35)  Evergreen Fundamental Mid Cap Value Fund

36)  Evergreen Golden Core Opportunities Fund (d)

37)  Evergreen Golden Large Cap Core Fund (d)

38)  Evergreen Golden Mid Cap Core Fund (d)

39)  Evergreen Intrinsic Value Fund (c)

40)  Evergreen Small Cap Value Fund (e)

41)  Evergreen Special Values Fund

42)  Evergreen Health Care Fund

43)  Evergreen Utility and Telecommunications Fund

44)  Evergreen Market Index Fund

45)  Evergreen Market Index Growth Fund

46)  Evergreen Market Index Value Fund

47)  Evergreen Envision Growth Fund

48)  Evergreen Envision Growth and Income Fund

49)  Evergreen Envision Income Fund

6. EVERGREEN FIXED INCOME TRUST (6 series)

50)  Evergreen Core Plus Bond Fund (b)

51)  Evergreen High Income Fund (b)

52)  Evergreen Institutional Mortgage Portfolio (b)

53)  Evergreen Diversified Income Builder Fund

54)  Evergreen U.S. Government Fund (b)

55)  Evergreen Ultra Short Opportunities Fund (b)

7. EVERGREEN INTERNATIONAL TRUST (6 series)

56)  Evergreen Emerging Markets Growth Fund

57)  Evergreen Global Large Cap Equity Fund

58)  Evergreen Global Opportunities Fund

59)  Evergreen International Equity Fund

60)  Evergreen Intrinsic World Equity Fund (c)

61)  Evergreen Precious Metals Fund

8. EVERGREEN MONEY MARKET TRUST (8 series)

62)  Evergreen California Municipal Money Market Fund

63)  Evergreen Money Market Fund

64)  Evergreen Municipal Money Market Fund

65)  Evergreen New Jersey Municipal Money Market Fund

66)  Evergreen New York Municipal Money Market Fund

67)  Evergreen Pennsylvania Municipal Money Market Fund

68)  Evergreen Treasury Money Market Fund

69)  Evergreen U.S. Government Money Market Fund

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9. EVERGREEN VARIABLE ANNUITY TRUST (9 series)

70)  Evergreen VA Diversified Capital Builder Fund

71)  Evergreen VA Core Bond Fund (b)

72)  Evergreen VA Diversified Income Builder Fund

73)  Evergreen VA Fundamental Large Cap Fund

74)  Evergreen VA Growth Fund

75)  Evergreen VA High Income Fund (b)

76)  Evergreen VA International Equity Fund

77)  Evergreen VA Omega Fund

78)  Evergreen VA Special Values Fund

10. Evergreen Income Advantage Fund (b)

11. Evergreen Multi-Sector Income Fund (a), (b)

12. Evergreen Utilities and High Income Fund (b)

13. Evergreen International Balanced Income Fund (a)

14. Evergreen Global Dividend Opportunity Fund

______________

(a)   Fund is sub-advised by First International Advisors, LLC.

(b)   Fund is sub-advised by Tattersall Advisory Group, Inc.

(c)   Fund is sub-advised by Metropolitan West Capital Management, LLC.

(d)   Fund is sub-advised by Golden Capital Management, LLC.

(e)   Fund is sub-advised by J.L. Kaplan Associates, LLC

_______________

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Part 2

Funds not affiliated with Wells Fargo for which Evergreen Investment Management Company, LLC provides investment advisory and management services

1. TRANSAMERICA FUNDS

1)	Transamerica Evergreen International Small Cap Fund

2)	Transamerica Evergreen Health Care Fund

2. AIG RETIREMENT COMPANY I

3)	Large Cap Core Fund

4)	Small Cap Special Values Fund

5)	Small-Mid Growth Fund

3. EQ ADVISORS TRUST

6)	EQ/Evergreen Omega Portfolio

4. ING INVESTORS TRUST

7)	ING Health Sciences Portfolio

8)	ING Evergreen Omega Portfolio

5. MANAGERS FUNDS

9)	Managers California Intermediate Tax-Free Fund

6. MMA PRXIS MUTUAL FUNDS

10)	MMA Praxis International Fund

Part 3

Funds not affiliated with Wells Fargo for which Tattersall Advisory Group, Inc. provides investment advisory and management services

1. NEW COVENANT FUNDS

1)	New Covenant Income Fund

2)	New Covenant Balanced Income Fund

Part 4

Funds not affiliated with Wells Fargo for which First International Advisors, LLC provides investment advisory and management services

1. EQ ADVISORS TRUST

1)	EQ/Evergreen International Bond Portfolio

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Part 5

Funds not affiliated with Wells Fargo for which Metropolitan West Capital Management, LLC provides investment advisory and management services

1. AMERICAN BEACON FUNDS

1)	American Beacon Large Cap Value

2. NORTHERN FUNDS

2)	Northern Trust Multi-Manager Small Cap Fund

3)	Northern Trust Multi-Manager Large Cap Fund

3. UBS PACE SELECT ADVISORS TRUST

4)	UBS PACE Small/Medium Co Value Equity Investments

4. RIVERSOURCE MANAGERS SERIES, INC.

5)	RiverSource Partners Small Cap Value Fund

5. THE HARTFORD MUTUAL FUNDS, INC.

6)	The Hartford Select SmallCap Value Fund

6. HARTFORD HLS SERIES FUND, INC.

7)	Hartford Small Cap Value HLS Fund

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Part 6

Funds not affiliated with Wells Fargo for which Golden Capital Management, LLC provides investment advisory and management services

1. FORUM FUNDS

1)	Golden Large Cap Core Fund

2)	Golden Small Cap Core Fund

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Annex B

Part 1

Funds for which Evergreen Investment Services, Inc. serves as principal underwriter

1. EVERGREEN SELECT FIXED INCOME TRUST (6 Series)

1)    Evergreen International Bond Fund

2)    Evergreen Core Bond Fund

3)    Evergreen Select High Yield Bond Fund

4)    Evergreen Intermediate Municipal Bond Fund

5)    Evergreen Adjustable Rate Fund

6)    Evergreen Short Intermediate Bond Fund

2. EVERGREEN SELECT EQUITY TRUST (3 series)

7)    Evergreen Special Equity Fund

8)    Evergreen Strategic Growth Fund

9)    Evergreen Equity Index Fund

3. EVERGREEN SELECT MONEY MARKET TRUST (6 series)

10)  Evergreen Institutional Money Market Fund

11)  Evergreen Institutional Municipal Money Market Fund

12)  Evergreen Institutional Treasury Money Market Fund

13)  Evergreen Institutional 100% Treasury Money Market Fund

14)  Evergreen Institutional U.S. Government Money Market Fund

15)  Evergreen Prime Cash Management Money Market Fund

4. EVERGREEN MUNICIPAL TRUST (7 series)

16)  Evergreen California Municipal Bond Fund

17)  Evergreen Pennsylvania Municipal Bond Fund

18)  Evergreen North Carolina Municipal Bond Fund

19)  Evergreen High Income Municipal Bond Fund

20)  Evergreen Municipal Bond Fund

21)  Evergreen Short-Intermediate Municipal Bond Fund

22)  Evergreen Strategic Municipal Bond Fund

5. EVERGREEN EQUITY TRUST (27 series)

23)  Evergreen Diversified Capital Builder Fund

24)  Evergreen Asset Allocation Fund

25)  Evergreen Growth Fund

26)  Evergreen Enhanced S&P 500 ® Fund

27)  Evergreen Large Company Growth Fund

28)  Evergreen Mid Cap Growth Fund

29)  Evergreen Omega Fund

30)  Evergreen Small-Mid Growth Fund

31)  Evergreen Disciplined Small-Mid Value Fund

32)  Evergreen Disciplined Value Fund

33)  Evergreen Equity Income Fund

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34)  Evergreen Fundamental Large Cap Fund

35)  Evergreen Fundamental Mid Cap Value Fund

36)  Evergreen Golden Core Opportunities Fund

37)  Evergreen Golden Large Cap Core Fund

38)  Evergreen Golden Mid Cap Core Fund

39)  Evergreen Intrinsic Value Fund

40)  Evergreen Small Cap Value Fund

41)  Evergreen Special Values Fund

42)  Evergreen Health Care Fund

43)  Evergreen Utility and Telecommunications Fund

44)  Evergreen Market Index Fund

45)  Evergreen Market Index Growth Fund

46)  Evergreen Market Index Value Fund

47)  Evergreen Envision Growth Fund

48)  Evergreen Envision Growth and Income Fund

49)  Evergreen Envision Income Fund

6. EVERGREEN FIXED INCOME TRUST (6 series)

50)  Evergreen Core Plus Bond Fund

51)  Evergreen High Income Fund

52)  Evergreen Institutional Mortgage Portfolio

53)  Evergreen Diversified Income Builder Fund

54)  Evergreen U.S. Government Fund

55)  Evergreen Ultra Short Opportunities Fund

7. EVERGREEN INTERNATIONAL TRUST (6 series)

56)  Evergreen Emerging Markets Growth Fund

57)  Evergreen Global Large Cap Equity Fund

58)  Evergreen Global Opportunities Fund

59)  Evergreen International Equity Fund

60)  Evergreen Intrinsic World Equity Fund

61)  Evergreen Precious Metals Fund

8. EVERGREEN MONEY MARKET TRUST (8 series)

62)  Evergreen California Municipal Money Market Fund

63)  Evergreen Money Market Fund

64)  Evergreen Municipal Money Market Fund

65)  Evergreen New Jersey Municipal Money Market Fund

66)  Evergreen New York Municipal Money Market Fund

67)  Evergreen Pennsylvania Municipal Money Market Fund

68)  Evergreen Treasury Money Market Fund

69)  Evergreen U.S. Government Money Market Fund

9. EVERGREEN VARIABLE ANNUITY TRUST (9 series)

70)  Evergreen Diversified Capital Builder

71)  Evergreen VA Core Bond Fund

72)  Evergreen VA Diversified Income Builder Fund

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73)  Evergreen VA Fundamental Large Cap Fund

74)  Evergreen VA Growth Fund

75)  Evergreen VA High Income Fund

76)  Evergreen VA International Equity Fund

77)  Evergreen VA Omega Fund

78)  Evergreen VA Special Values Fund

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Annex C

Part 1

Funds for which PI LLC provides investment management and advisory services

JENNISONDRYDEN MUTUAL FUNDS

1.	CASH ACCUMULATION TRUST
1)	Liquid Assets Fund@
2.	DRYDEN CALIFORNIA MUNICIPAL FUND
2)	California Income Series@
3.	DRYDEN CORE INVESTMENT FUND
3)	Taxable Money Market Series@
4)	Short-Term Bond Series@
4.	DRYDEN GLOBAL REAL ESTATE FUND@
5.	DRYDEN GLOBAL TOTAL RETURN FUND, INC.@
6.	DRYDEN GOVERNMENT INCOME FUND, INC.@
7.	DRYDEN GOVERNMENT SECURITIES TRUST
5)	Money Market Series@
8.	DRYDEN HIGH YIELD FUND, INC.@
9.	DRYDEN INDEX SERIES FUND
6)	Dryden Stock Index Fund$
10.	DRYDEN MUNICIPAL BOND FUND
7)	High Income Series@
8)	Insured Series@
11.	DRYDEN NATIONAL MUNICIPALS FUND, INC.@
12.	DRYDEN SHORT-TERM BOND FUND, INC.
9)	Dryden Short-Term Corporate Bond Fund@
13.	DRYDEN SMALL-CAP CORE EQUITY FUND, INC.$
14.	DRYDEN TAX-MANAGED FUNDS
10)	Dryden Large-Cap Core Equity Fund$
15.	DRYDEN TOTAL RETURN BOND FUND, INC.@

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16.	MONEYMART ASSETS, INC.@
17.	PRUDENTIAL INSTITUTIONAL LIQUIDITY PORTFOLIO, INC.
11)	Institutional Money Market Series@
18.	PRUDENTIAL WORLD FUND, INC.
12)	Dryden International Equity Fund$
13)	Dryden International Value Fund
19.	JENNISONDRYDEN OPPORTUNITY FUNDS
14)	Dryden Strategic Value Fund$
15)	Jennison Select Growth Fund*
16)	Jennison Small Cap Opportunity Fund*
20.	THE PRUDENTIAL INVESTMENT PORTFOLIOS, INC.
17)	Dryden Active Allocation Fund@$
18)	JennisonDryden Asset Allocation Funds
a.	JennisonDryden Conservative Allocation Fund$
b.	JennisonDryden Moderate Allocation Fund$
c.	JennisonDryden Growth Allocation Fund$
19)	Jennison Growth Fund*
20)	Jennison Equity Opportunity Fund*
21.	JENNISON 20/20 FOCUS FUND*
22.	JENNISON BLEND FUND, INC. *
23.	JENNISON NATURAL RESOURCES FUND, INC. *
24.	JENNISON DRYDEN SECTOR FUNDS
21)	Dryden Financial Services Fund
22)	Jennison Health Sciences Fund*
23)	Jennison Utility Fund*
25.	JENNISON SMALL COMPANY FUND, INC. *
26.	JENNISON MID-CAP GROWTH FUND, INC. *
27.	JENNISONDRYDEN PORTFOLIOS
24)	Jennison Value Fund*
25)	Dryden US Equity Active Extension Fund$
28.	STRATEGIC PARTNERS STYLE SPECIFIC FUNDS
26)	Jennison Conservative Growth Fund*
27)	Dryden Small Capitalization Value Fund$
29.	STRATEGIC PARTNERS MUTUAL FUNDS, INC.
28)	Jennison Equity Income Fund*

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29)	Dryden Mid-Cap Value Fund$
30.	THE HIGH YIELD INCOME FUND, INC.@
31.	THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT-2
32.	THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT-10*
33.	THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT-11@

Target Funds

1.	TARGET ASSET ALLOCATION FUNDS
1)	Target Conservative Allocation Fund
2)	Target Growth Allocation Fund
3)	Target Moderate Allocation Fund
2.	THE TARGET PORTFOLIO TRUST
4)	Large Capitalization Growth Portfolio
5)	Large Capitalization Value Portfolio
6)	Small Capitalization Growth Portfolio
7)	Small Capitalization Value Portfolio
8)	International Equity Portfolio
9)	International Bond Portfolio
10)	Total Return Bond Portfolio
11)	Intermediate-Term Bond Portfolio
12)	Mortgage Backed Securities Portfolio
13)	U.S. Government Money Market Portfolio
3.	NICHOLAS-APPLEGATE FUND, INC.

Insurance Funds

1.	ADVANCED SERIES TRUST
14)	AST Advanced Strategies Portfolio††$
15)	AST Aggressive Asset Allocation Portfolio††$
16)	AST AllianceBernstein Core Value Portfolio††
17)	AST AllianceBernstein Growth and Income Portfolio††
18)	AST American Century Income & Growth Portfolio††
19)	AST Academic Strategies Asset Allocation Portfolio††*$
20)	AST Bond Portfolio 2015†† @
21)	AST Bond Portfolio 2018†† @
22)	AST Bond Portfolio 2019†† @
23)	AST Capital Growth Asset Allocation Portfolio†† $
24)	AST CLS Growth Asset Allocation Portfolio††
25)	AST CLS Moderate Asset Allocation Portfolio††
26)	AST Cohen & Steers Realty Portfolio††

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27)	AST Balanced Asset Allocation Portfolio†† $
28)	AST DeAM Large-Cap Value Portfolio††
29)	AST Federated Aggressive Growth Portfolio††
30)	AST First Trust Balanced Target Portfolio††
31)	AST First Trust Capital Appreciation Target Portfolio††
32)	AST Focus Four Plus Portfolio††
33)	AST Global Real Estate Portfolio††@
34)	AST Goldman Sachs Concentrated Growth Portfolio††
35)	AST Goldman Sachs Mid-Cap Growth Portfolio††
36)	AST Goldman Sachs Small-Cap Value Portfolio††
37)	AST High Yield Portfolio††
38)	AST Horizon Growth Asset Allocation Portfolio††
39)	AST Horizon Moderate Asset Allocation Portfolio††
40)	AST International Growth Portfolio††
41)	AST International Value Portfolio††
42)	AST Investment Grade Bond Portfolio†† @
43)	AST JPMorgan International Equity Portfolio††
44)	AST Large-Cap Value Portfolio††
45)	AST Lord Abbett Bond-Debenture Portfolio††
46)	AST Marsico Capital Growth Portfolio††
47)	AST Mid-Cap Value Portfolio††
48)	AST MFS Global Equity Portfolio††
49)	AST MFS Growth Portfolio††
50)	AST Money Market Portfolio††@
51)	AST Neuberger Berman Mid-Cap Growth Portfolio††
52)	AST Neuberger Berman / LSV Mid-Cap Value Portfolio††
53)	AST Neuberger Berman Small-Cap Growth Portfolio††
54)	AST Niemann Capital Growth Asset Allocation Portfolio††
55)	AST Parametric Emerging Markets Equity Portfolio††
56)	AST PIMCO Limited Maturity Bond Portfolio††
57)	AST PIMCO Total Return Bond Portfolio††
58)	AST Preservation Asset Allocation Portfolio††$
59)	AST QMA US Equity Alpha Portfolio†† $
60)	AST Schroders Multi-Asset World Strategies Portfolio††
61)	AST Small Cap Growth Portfolio††
62)	AST Small Cap Value Portfolio††
63)	AST T. Rowe Price Asset Allocation Portfolio††
64)	AST T. Rowe Price Global Bond Portfolio ††
65)	AST T. Rowe Price Large Cap Growth Portfolio††
66)	AST T. Rowe Price Natural Resources Portfolio††
67)	AST UBS Dynamic Alpha Portfolio††
68)	AST Western Asset Core Plus Bond Portfolio††
2.	THE PRUDENTIAL SERIES FUND
69)	Conservative Balanced Portfolio@$
70)	Diversified Bond Portfolio@
71)	Diversified Conservative Growth Portfolio*@$

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72)	Equity Portfolio*
73)	Flexible Managed Portfolio@$
74)	Global Portfolio$
75)	Government Income Portfolio@
76)	High Yield Bond Portfolio@
77)	Jennison 20/20 Focus Portfolio*
78)	Jennison Portfolio*
79)	Money Market Portfolio@
80)	Natural Resources Portfolio*
81)	Small Capitalization Stock Portfolio$
82)	Stock Index Portfolio$
83)	Value Portfolio*
84)	SP Aggressive Growth Asset Allocation Portfolio$
85)	SP Balanced Asset Allocation Portfolio$
86)	SP Conservative Asset Allocation Portfolio$
87)	SP Davis Value Portfolio
88)	SP Growth Asset Allocation Portfolio$
89)	SP International Growth Portfolio
90)	SP International Value Portfolio
91)	SP Mid-Cap Growth Portfolio
92)	SP PIMCO High Yield Portfolio
93)	SP PIMCO Total Return Portfolio
94)	SP Prudential U.S. Emerging Growth Portfolio*
95)	SP Small Cap Value Portfolio
96)	SP Strategic Partners Focused Growth Portfolio*
3.	PRUDENTIAL'S GIBRALTAR FUND, INC.*

*Funds marked with * are sub-advised by Jennison.

†† Funds marked with †† are sub-advised or co-managed by AST Investment.

@Funds marked with @ are sub-advised by Prudential Investment Management

$Funds marked with $ are sub-advised by Quantitative Management Associates

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Part 2

Funds not affiliated with Prudential for which Jennison provides investment management and advisory services

1.	HARBOR FUNDS, HARBOR CAPITAL APPRECIATION FUND
2.	JOHN HANCOCK FUNDS II, CAPITAL APPRECIATION FUND
3.	NORTHERN FUNDS, MULTI-MANAGER LARGE CAP FUND
4.	RIVERSOURCE MANAGERS SERIES, INC., RIVERSOURCE PARTNERS SMALL CAP EQUITY FUND
5.	THE HIRTLE CALLAGHAN TRUST, THE GROWTH EQUITY PORTFOLIO
6.	VANGUARD MORGAN GROWTH FUND
7.	OHIO NATIONAL FUND, INC., CAPITAL APPRECIATION PORTFOLIO
8.	ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST , AZL JENNISON 20/20 FOCUS FUND
9.	JOHN HANCOCK TRUST, CAPITAL APPRECIATION TRUST
10.	METROPOLITAN SERIES FUND, INC., JENNISON GROWTH PORTFOLIO
11.	PACIFIC SELECT FUND, HEALTH SCIENCES PORTFOLIO
12.	TRANSAMERICA FUNDS, TRANSAMERICA JENNISON GROWTH
13.	TRANSAMERICA SERIES TRUST, TRANSAMERICA JENNISON GROWTH VP
14.	THE HIRTLE CALLAGHAN TRUST, THE INSTITUTIONAL GROWTH EQUITY PORTFOLIO
15.	VANGUARD FENWAY FUNDS, VANGUARD GROWTH EQUITY FUND

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Part 3

Funds not affiliated with Prudential for which QMA provides investment management and advisory services

1.	SEI INSTITUTIONAL INVESTMENTS TRUST
1)	Disciplined Equity Fund
2)	Large Cap Fund
3)	Large Cap Diversified Alpha Fund
4)	International Equity Fund
5)	World Equity Ex-US Fund
6)	Screened World Equity Ex-US Fund
2.	SEI INSTITUTIONAL MANAGED TRUST
7)	Large Cap Diversified Alpha Fund
8)	Large Cap Growth Fund
9)	Tax-Managed Large Cap Fund
10)	Mid-Cap Growth Fund
3.	SEI INSTITUTIONAL INTERNATIONAL TRUST
11)	International Equity Fund
4.	ENVESTNET
12)	PMC Small Cap Core Fund
5.	USAA CORNERSTONE STRATEGY FUND
6.	USAA GLOBAL OPPORTUNITIES FUND
7.	SEI (SIIF) ISLAMIC PACIFIC BASIN FUND
8.	SEI (SIIF) ISLAMIC US EQUITY FUND
9.	SEI GLOBAL MASTER FUND PLC (SGMF)
13)	SEI Global Developed Markets Fund (Ireland)
14)	SEI U.S. Large Companies Fund
10.	SEI INVESTMENT GROUP FUNDS
15)	(Canada) Developed Non-U.S. Equity Strategy
11.	SEI INVESTMENTS CANADA COMPANY (SIGF)
16)	SEI Investments U.S. Equity Large Cap Company Fund

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Annex D

Part 1

Products for which Pruco serves as principal underwriter

1.	VARIABLE APPRECIABLE LIFE (VAL HAS 3 VERSIONS: PRUDENTIAL, PRUCO LIFE AND PLNJ ISSUED)
2.	VARIABLE LIFE INSURANCE (VLI HAS 2 VERSIONS: PRUCO LIFE AND PLNJ VERSIONS)
3.	PRUVIDER VARIABLE LIFE (PRUVIDER HAS PRUCO LIFE AND PLNJ VERSIONS)
4.	CUSTOM VARIABLE APPRECIABLE LIFE (CVAL ISSUED ONLY BY PRUDENTIAL)
5.	PRUSELECT I (PRUCO LIFE ONLY)
6.	PRUSELECT II (PRUCO LIFE ONLY)
7.	PRUSELECT III (PRUCO LIFE AND PLNJ)
8.	VARIABLE UNIVERSAL LIFE (PRUCO AND PRUDENTIAL)
9.	PRULIFE CUSTOM PREMIER (PRUCO, PLNJ)
10.	PRULIFE CUSTOM PREMIER II (PRUCO, PLNJ)
11.	SURVIVORSHIP PREFERRED (PRUDENTIAL ONLY)
12.	SURVIVORSHIP VARIABLE UNIVERSAL LIFE (SVUL2: PRUCO, PLNJ)
13.	PRULIFE ADVISOR SELECT (PRUCO AND PLNJ)
14.	MPREMIER VUL (MPVUL IS PRUCO AND PLNJ)
15.	PRUBENEFIT SELECT
16.	GROUP VARIABLE UNIVERSAL LIFE

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Part 2

Funds for which PAD serves as principal underwriter

Class L, Class M and/or Class X Shares of the following:

1.	DRYDEN TOTAL RETURN BOND
2.	DRYDEN LARGE CAP CORE EQUITY FUND
3.	DRYDEN INTERNATIONAL EQUITY FUND
4.	DRYDEN ACTIVE ALLOCATION FUND
5.	DRYDEN HIGH YIELD FUND
6.	JENNISON HEALTH SCIENCES FUND
7.	JENNISON MID-CAP GROWTH FUND, INC.
8.	JENNISON SMALL COMPANY FUND, INC.
9.	JENNISON VALUE FUND
10.	JENNISON CONSERVATIVE GROWTH FUND
11.	JENNISON SELECT GROWTH FUND
12.	DRYDEN MID-CAP VALUE FUND
13.	DRYDEN SMALL CAPITALIZATION VALUE FUND
14.	MONEYMART ASSETS, INC.
15.	JENNISON EQUITY INCOME FUND
16.	TARGET CONSERVATIVE ALLOCATION FUND
17.	TARGET GROWTH ALLOCATION FUND
18.	TARGET MODERATE ALLOCATION FUND

Registered Insurance Products

1.	ADVANCED SERIES ADVISORS PLAN III
2.	ADVANCED SERIES APEX II ANNUITY
3.	ADVANCED SERIES LIFEVEST II
4.	ADVANCED SERIES XTRA CREDIT SIX
5.	ADVANCED SERIES CORNERSTONE
6.	ADVISORS CHOICE 2000
7.	ADVISORS SELECT 2000
8.	AS XTRA CREDIT EIGHT

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9.	OPTIMUM
10.	OPTIMUM 4
11.	OPTIMUM PLUS
12.	OPTIMUM XTRA
13.	STRATEGIC PARTNERS HORIZON
14.	PRUDENTIAL PREMIER B-SHARE
15.	PRUDENTIAL PREMIER L-SHARE
16.	PRUDENTIAL PREMIER X-SHARE
17.	PRUDENTIAL PREMIER BB-SHARE

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Part 3

Registered Insurance Products and Funds for which PIMS LLC serves as principal underwriter

1.	PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE ANNUITY
2.	PRUDENTIAL DISCOVERY PREMIER GROUP VARIABLE ANNUITY
3.	THE MEDLEY PROGRAM
4.	PRUDENTIAL RETIREMENT SECURITY ANNUITY
5.	PRUDENTIAL RETIREMENT SECURITY ANNUITY II
6.	GROUP VARIABLE UNIVERSAL LIFE

JENNISONDRYDEN MUTUAL FUNDS

1.	CASH ACCUMULATION TRUST
1)	Liquid Assets Fund
2.	DRYDEN CALIFORNIA MUNICIPAL FUND
2)	California Income Series
3.	DRYDEN CORE INVESTMENT FUND
3)	Taxable Money Market Series
4)	Short-Term Bond Series
4.	DRYDEN GLOBAL REAL ESTATE FUND
5.	DRYDEN GLOBAL TOTAL RETURN FUND, INC.
6.	DRYDEN GOVERNMENT INCOME FUND, INC.
7.	DRYDEN GOVERNMENT SECURITIES TRUST
5)	Money Market Series
8.	DRYDEN HIGH YIELD FUND, INC.
9.	DRYDEN INDEX SERIES FUND
6)	Dryden Stock Index Fund
10.	DRYDEN MUNICIPAL BOND FUND
7)	High Income Series
8)	Insured Series
11.	DRYDEN NATIONAL MUNICIPALS FUND, INC.

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12.	DRYDEN SHORT-TERM BOND FUND, INC.
9)	Dryden Short-Term Corporate Bond Fund
13.	DRYDEN SMALL-CAP CORE EQUITY FUND, INC.
14.	DRYDEN TAX-MANAGED FUNDS
15.	DRYDEN LARGE-CAP CORE EQUITY FUND
16.	DRYDEN TOTAL RETURN BOND FUND, INC.
17.	MONEYMART ASSETS, INC.
18.	PRUDENTIAL INSTITUTIONAL LIQUIDITY PORTFOLIO, INC.
10)	Institutional Money Market Series
19.	PRUDENTIAL WORLD FUND, INC.
11)	Dryden International Equity Fund
12)	Dryden International Value Fund
20.	JENNISONDRYDEN OPPORTUNITY FUNDS
13)	Dryden Strategic Value Fund
14)	Jennison Select Growth Fund
15)	Jennison Small Cap Opportunity Fund
21.	THE PRUDENTIAL INVESTMENT PORTFOLIOS, INC.
16)	Dryden Active Allocation Fund
17)	JennisonDryden Asset Allocation Funds
a.	JennisonDryden Conservative Allocation Fund
b.	JennisonDryden Moderate Allocation Fund
c.	JennisonDryden Growth Allocation Fund
d.	Jennison Growth Fund
e.	Jennison Equity Opportunity Fund
22.	JENNISON 20/20 FOCUS FUND
23.	JENNISON BLEND FUND, INC.
24.	JENNISON NATURAL RESOURCES FUND, INC.
25.	JENNISON DRYDEN SECTOR FUNDS
18)	Dryden Financial Services Fund
19)	Jennison Health Sciences Fund
20)	Jennison Utility Fund
26.	JENNISON SMALL COMPANY FUND, INC.
27.	JENNISON MID-CAP GROWTH FUND, INC.

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28.	JENNISONDRYDEN PORTFOLIOS
21)	Jennison Value Fund
29.	DRYDEN US EQUITY ACTIVE EXTENSION FUND
30.	STRATEGIC PARTNERS STYLE SPECIFIC FUNDS
22)	Jennison Conservative Growth Fund
23)	Dryden Small Capitalization Value Fund
31.	STRATEGIC PARTNERS MUTUAL FUNDS, INC.
24)	Jennison Equity Income Fund
25)	Dryden Mid-Cap Value Fund
32.	THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT-2
33.	THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT-10
34.	THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT-11

Target Funds

1.	TARGET ASSET ALLOCATION FUNDS
26)	Target Conservative Allocation Fund
27)	Target Growth Allocation Fund
28)	Target Moderate Allocation Fund
2.	THE TARGET PORTFOLIO TRUST
29)	Large Capitalization Growth Portfolio
30)	Large Capitalization Value Portfolio
31)	Small Capitalization Growth Portfolio
32)	Small Capitalization Value Portfolio
33)	International Equity Portfolio
34)	International Bond Portfolio
35)	Total Return Bond Portfolio
36)	Intermediate-Term Bond Portfolio
37)	Mortgage Backed Securities Portfolio
38)	U.S. Government Money Market Portfolio
3.	THE PRUDENTIAL SERIES FUND
39)	Conservative Balanced Portfolio
40)	Diversified Bond Portfolio
41)	Diversified Conservative Growth Portfolio
42)	Equity Portfolio
43)	Flexible Managed Portfolio
44)	Global Portfolio
45)	Government Income Portfolio

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46)	High Yield Bond Portfolio
47)	Jennison 20/20 Focus Portfolio
48)	Jennison Portfolio
49)	Money Market Portfolio
50)	Natural Resources Portfolio
51)	Small Capitalization Stock Portfolio
52)	Stock Index Portfolio
53)	Value Portfolio
54)	SP Aggressive Growth Asset Allocation Portfolio
55)	SP Balanced Asset Allocation Portfolio
56)	SP Conservative Asset Allocation Portfolio
57)	SP Davis Value Portfolio
58)	SP Growth Asset Allocation Portfolio
59)	SP International Growth Portfolio
60)	SP International Value Portfolio
61)	SP Mid-Cap Growth Portfolio
62)	SP PIMCO High Yield Portfolio
63)	SP PIMCO Total Return Portfolio
64)	SP Prudential U.S. Emerging Growth Portfolio
65)	SP Small Cap Value Portfolio
66)	SP Strategic Partners Focused Growth Portfolio

4.	NICHOLAS APPLEGATE FUND, INC.

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Annex E

Part 1

Registered Separate Accounts for which Prudential Insurance

serves as depositor

1.	THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT-2 ("VCA-2")
2.	THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT-10 ("VCA-10")
3.	THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT-11 ("VCA-11")
4.	THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT-24 ("VCA-24")
5.	THE PRUDENTIAL DISCOVERY PREMIER GROUP VARIABLE CONTRACT ACCOUNT
6.	THE PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT
7.	THE PRUDENTIAL VARIABLE APPRECIABLE ACCOUNT: REG # 811-5466
8.	THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2, REG # 811-07545
9.	PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
10.	PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT E
11.	PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT F
12.	PRUDENTIAL INDIVIDUAL VARIABLE CONTRACT ACCOUNT
13.	PRUDENTIAL QUALIFIED INDIVIDUAL VARIABLE CONTRACT ACCOUNT
14.	PRUDENTIAL'S INVESTMENT PLAN ACCOUNT
15.	PRUDENTIAL'S ANNUITY PLAN ACCOUNT
16.	PRUDENTIAL'S ANNUITY PLAN ACCOUNT-2 (2-52589)
17.	PRUDENTIAL'S ANNUITY PLAN ACCOUNT-2 (2-59232)

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Part 2

Registered Separate Accounts for which

Pruco Life serves as depositor

1.	PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
2.	PRUCO LIFE SINGLE PREMIUM VARIABLE LIFE ACCOUNT
3.	PRUCO LIFE SINGLE PREMIUM VARIABLE ANNUITY ACCOUNT
4.	PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT: REG # 811-5826
5.	PRUCO LIFE VARIABLE APPRECIABLE ACCOUNT: REG # 811-3791
6.	PRUCO LIFE VARIABLE INSURANCE ACCOUNT: REG # 811-03603
7.	PRUCO LIFE PRUVIDER VARIABLE APPRECIABLE ACCOUNT: REG # 811-7040

Part 3

Registered Separate Accounts for which Pruco Life NJ

serves as depositor

1.	PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT: REG # 811-3974
2.	PRUCO LIFE OF NEW JERSEY VARIABLE INSURANCE ACCOUNT: REG # 811-03646
3.	PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
4.	PRUCO LIFE OF NEW JERSEY SINGLE PREMIUM VARIABLE LIFE ACCOUNT
5.	PRUCO LIFE OF NEW JERSEY SINGLE PREMIUM VARIABLE ANNUITY ACCOUNT
6.	PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
7.	PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY SINGLE PREMIUM VARIABLE LIFE ACCOUNT

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Part 4

Registered Separate Accounts for which PALAC

serves as depositor

1.	PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT F
2.	PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
3.	PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT E

Part 5

Registered Separate Accounts for which PRIAC

serves as depositor

1.	PRIAC VARIABLE CONTRACT ACCOUNT A
2.	CIGNA VARIABLE ANNUITY SEPARATE ACCOUNT I

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Annex F

Part 1

Funds for which Wells Fargo Funds Management, LLC provides investment advisory and management services

1. WELLS FARGO FUNDS TRUST (99 Series)

1)	Wells Fargo Advantage 100% Treasury Money Market Fund (a)
2)	Wells Fargo Advantage Aggressive Allocation Fund (a)
3)	Wells Fargo Advantage Asia Pacific Fund (a)
4)	Wells Fargo Advantage Asset Allocation Fund (a)
5)	Wells Fargo Advantage C&B Large Cap Value Fund
6)	Wells Fargo Advantage C&B Mid Cap Value Fund
7)	Wells Fargo Advantage California Limited-Term Tax-Free Fund (a)
8)	Wells Fargo Advantage California Tax-Free Fund (a)
9)	Wells Fargo Advantage California Tax-Free Money Market Fund (a)
10)	Wells Fargo Advantage California Tax-Free Money Market Trust (a)
11)	Wells Fargo Advantage Capital Growth Fund (a)
12)	Wells Fargo Advantage Cash Investment Money Market Fund (a)
13)	Wells Fargo Advantage Colorado Tax-Free Fund (a)
14)	Wells Fargo Advantage Common Stock Fund (a)
15)	Wells Fargo Advantage Conservative Allocation Fund (a)
16)	Wells Fargo Advantage Discovery Fund (a)
17)	Wells Fargo Advantage Diversified Bond Fund
18)	Wells Fargo Advantage Diversified Equity Fund
19)	Wells Fargo Advantage Diversified Small Cap Fund
20)	Wells Fargo Advantage Dow Jones Target 2010 Fund
21)	Wells Fargo Advantage Dow Jones Target 2015 Fund
22)	Wells Fargo Advantage Dow Jones Target 2020 Fund
23)	Wells Fargo Advantage Dow Jones Target 2025 Fund
24)	Wells Fargo Advantage Dow Jones Target 2030 Fund
25)	Wells Fargo Advantage Dow Jones Target 2035 Fund
26)	Wells Fargo Advantage Dow Jones Target 2040 Fund
27)	Wells Fargo Advantage Dow Jones Target 2045 Fund
28)	Wells Fargo Advantage Dow Jones Target 2050 Fund
29)	Wells Fargo Advantage Dow Jones Target Today Fund
30)	Wells Fargo Advantage Emerging Growth Fund (a)
31)	Wells Fargo Advantage Emerging Markets Equity Fund (a)
32)	Wells Fargo Advantage Endeavor Select Fund (a)
33)	Wells Fargo Advantage Enterprise Fund (a)
34)	Wells Fargo Advantage Equity Income Fund
35)	Wells Fargo Advantage Equity Value Fund
36)	Wells Fargo Advantage Government Money Market Fund (a)
37)	Wells Fargo Advantage Government Securities Fund (a)
38)	Wells Fargo Advantage Growth Balanced Fund (a)

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39)	Wells Fargo Advantage Growth Fund (a)
40)	Wells Fargo Advantage Growth Equity Fund
41)	Wells Fargo Advantage Heritage Money Market Fund (a)
42)	Wells Fargo Advantage High Income Fund (a)
43)	Wells Fargo Advantage Income Plus Fund (a)
44)	Wells Fargo Advantage Index Fund
45)	Wells Fargo Advantage Inflation-Protected Bond Fund
46)	Wells Fargo Advantage Intermediate Tax/AMT-Free Fund (a)
47)	Wells Fargo Advantage International Core Fund
48)	Wells Fargo Advantage International Equity Fund
49)	Wells Fargo Advantage International Value Fund
50)	Wells Fargo Advantage Large Cap Appreciation Fund
51)	Wells Fargo Advantage Large Cap Growth Fund (a)
52)	Wells Fargo Advantage Large Company Core Fund
53)	Wells Fargo Advantage Large Company Growth Fund
54)	Wells Fargo Advantage Large Company Value Fund
55)	Wells Fargo Advantage Mid Cap Disciplined Fund (a)
56)	Wells Fargo Advantage Mid Cap Growth Fund (a)
57)	Wells Fargo Advantage Minnesota Money Market Fund (a)
58)	Wells Fargo Advantage Minnesota Tax-Free Fund (a)
59)	Wells Fargo Advantage Moderate Balanced Fund (a)
60)	Wells Fargo Advantage Money Market Fund (a)
61)	Wells Fargo Advantage Money Market Trust (a)
62)	Wells Fargo Advantage Municipal Bond Fund (a)
63)	Wells Fargo Advantage Municipal Money Market Fund
64)	Wells Fargo Advantage National Tax-Free Money Market Fund (a)
65)	Wells Fargo Advantage National Tax-Free Money Market Trust (a)
66)	Wells Fargo Advantage Opportunity Fund (a)
67)	Wells Fargo Advantage Overland Express Sweep Fund (a)
68)	Wells Fargo Advantage Prime Investment Money Market Fund (a)
69)	Wells Fargo Advantage Short Duration Government Bond Fund (a)
70)	Wells Fargo Advantage Short-Term Bond Fund (a)
71)	Wells Fargo Advantage Short-Term High Yield Bond Fund (a)
72)	Wells Fargo Advantage Short-Term Municipal Bond Fund (a)
73)	Wells Fargo Advantage Small Cap Disciplined Fund (a)
74)	Wells Fargo Advantage Small Cap Growth Fund (a)
75)	Wells Fargo Advantage Small Cap Opportunities Fund
76)	Wells Fargo Advantage Small Cap Value Fund (a)
77)	Wells Fargo Advantage Small Company Growth Fund
78)	Wells Fargo Advantage Small Company Value Fund
79)	Wells Fargo Advantage Small/Mid Cap Value Fund (a)
80)	Wells Fargo Advantage Social Sustainability Fund (d)
81)	Wells Fargo Advantage Specialized Financial Services Fund (a)
82)	Wells Fargo Advantage Specialized Technology Fund
83)	Wells Fargo Advantage Stable Income Fund
84)	Wells Fargo Advantage Strategic Income Fund (a)

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85)	Wells Fargo Advantage Strategic Small Cap Value Fund
86)	Wells Fargo Advantage Total Return Bond Fund
87)	Wells Fargo Advantage Treasury Plus Money Market Fund (a)
88)	Wells Fargo Advantage Ultra Short-Term Income Fund (a)
89)	Wells Fargo Advantage Ultra Short-Term Municipal Income Fund (a)
90)	Wells Fargo Advantage U.S. Value Fund (a)
91)	Wells Fargo Advantage WealthBuilder Conservative Allocation Portfolio (a)
92)	Wells Fargo Advantage WealthBuilder Equity Portfolio (a)
93)	Wells Fargo Advantage WealthBuilder Growth Allocation Portfolio (a)
94)	Wells Fargo Advantage WealthBuilder Growth Balanced Portfolio (a)
95)	Wells Fargo Advantage WealthBuilder Moderate Balanced Portfolio (a)
96)	Wells Fargo Advantage WealthBuilder Tactical Equity Portfolio (a)
97)	Wells Fargo Advantage Wisconsin Tax-Free Fund (a)
98)	Wells Fargo Managed Account CoreBuilder SharesSM – Series G (a)
99)	Wells Fargo Managed Account CoreBuilder SharesSM – Series M (a)

2. WELLS FARGO VARIABLE TRUST (12 Series)

100)	Wells Fargo Advantage VT Asset Allocation Fund (a)
101)	Wells Fargo Advantage VT C&B Large Cap Value Fund
102)	Wells Fargo Advantage VT Discovery Fund (a)
103)	Wells Fargo Advantage VT Equity Income Fund (a)
104)	Wells Fargo Advantage VT International Core Fund
105)	Wells Fargo Advantage VT Large Company Core Fund
106)	Wells Fargo Advantage VT Large Company Growth Fund (b)
107)	Wells Fargo Advantage VT Money Market Fund (a)
108)	Wells Fargo Advantage VT Opportunity Fund (a)
109)	Wells Fargo Advantage VT Small Cap Growth Fund (a)
110)	Wells Fargo Advantage VT Small/Mid Cap Value Fund (a)
111)	Wells Fargo Advantage VT Total Return Bond Fund (a)

3. WELLS FARGO MASTER TRUST (23 Series)

112)	Wells Fargo Advantage C&B Large Cap Value Portfolio
113)	Wells Fargo Advantage Disciplined Growth Portfolio
114)	Wells Fargo Advantage Diversified Fixed Income Portfolio
115)	Wells Fargo Advantage Diversified Stock Portfolio
116)	Wells Fargo Advantage Emerging Growth Portfolio (a)
117)	Wells Fargo Advantage Equity Income Portfolio (a)
118)	Wells Fargo Advantage Equity Value Portfolio
119)	Wells Fargo Advantage Index Portfolio (a)
120)	Wells Fargo Advantage Inflation-Protected Bond Portfolio (a)
121)	Wells Fargo Advantage International Core Portfolio
122)	Wells Fargo Advantage International Growth Portfolio
123)	Wells Fargo Advantage International Index Portfolio
124)	Wells Fargo Advantage International Value Portfolio
125)	Wells Fargo Advantage Large Cap Appreciation Portfolio
126)	Wells Fargo Advantage Large Company Growth Portfolio (b)

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127)	Wells Fargo Advantage Managed Fixed Income Portfolio (c)
128)	Wells Fargo Advantage Short-Term Investment Portfolio (a)
129)	Wells Fargo Advantage Small Cap Index Portfolio (a)
130)	Wells Fargo Advantage Small Company Growth Portfolio (b)
131)	Wells Fargo Advantage Small Company Value Portfolio (b)
132)	Wells Fargo Advantage Stable Income Portfolio (c)
133)	Wells Fargo Advantage Strategic Small Cap Value Portfolio (a)
134)	Wells Fargo Advantage Total Return Bond Portfolio (a)

(a) Fund is sub-advised by Wells Capital Management Incorporated.

(b) Fund is sub-advised by Peregrine Capital Management, Inc.

(c) Fund is sub-advised by Galliard Capital Management, Inc.

(d) Fund is sub-advised by Wells Fargo Private Investment Advisors, LLC d/b/a Nelson Capital Management.

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Part 2

Funds not affiliated with Wells Fargo for which Wells Capital Management Incorporated provides investment advisory and sub-advisory and management services

1.	AIG RETIREMENT COMPANY I (formerly named VALIC Company I)

1) Small Cap Aggressive Growth Fund #

2.	AXA PREMIER VIP TRUST
1) Multimanager Small Cap Growth Portfolio #

3.	CONSULTING GROUP CAPITAL MARKETS FUNDS
1) Large Capitalization Growth Investments #

4.	ING INVESTORS TRUST
1)	ING Wells Fargo Small Cap Disciplined Portfolio #

5.	JOHN HANCOCK FUNDS II
1)	Core Bond Fund #
2)	U.S. High Yield Bond Fund #

6.	JOHN HANCOCK TRUST
1)	Core Bond Trust #
2)	U.S. High Yield Bond Trust #

7.	MASTERS’ SELECT FUNDS TRUST
1)	The Masters’ Select Equity Fund #
2)	The Masters’ Select Smaller Companies Fund #

8.	NATIONWIDE VARIABLE INSURANCE TRUST

1) NVIT Multi-Manager Large Cap Growth Fund #

9.	PENN SERIES FUNDS, INC.
1)	Large Core Growth Fund #
2)	SMID Cap Growth Fund #

10.	SBL FUND
1)	Series Q #

11.	SEI INSTITUTIONAL INVESTMENTS TRUST
1)	Small/Mid Cap Equity Fund #
2)	Core Fixed Income Fund #

12.	SEI INSTITUTIONAL MANAGED TRUST
1)	Core Fixed Income Fund #

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2)	Tax-Managed Small Cap Fund #

13.	SUNAMERICA SERIES TRUST
1)	Fundamental Growth Portfolio #

14.	THE THIRTY-EIGHT HUNDRED FUND, LLC

______________

#Funds marked with # are sub-advised or co-managed by Wells Capital Management Incorporated.

_______________

Part 3

Funds not affiliated with Wells Fargo for which Lowry Hill Investment Advisors, Inc. provides investment advisory and management services

1. THE ADVISORS' INNER CIRCLE FUND II

1)	Clear River Fund

Part 4

Funds for which Wells Fargo Alternative Asset Management, LLC provides investment advisory and management services

1. WELLS FARGO MULTI-STRATEGY 100 FUND I, LLC

2. WELLS FARGO MULTI-STRATEGY 100 MASTER FUND I, LLC

3. WELLS FARGO MULTI-STRATEGY 100 TEI FUND I, LLC

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Annex G

Part 1

Funds for which Wells Fargo Funds Distributor, LLC serves as principal underwriter

1. WELLS FARGO FUNDS TRUST (99 Series)

1)	Wells Fargo Advantage 100% Treasury Money Market Fund
2)	Wells Fargo Advantage Aggressive Allocation Fund
3)	Wells Fargo Advantage Asia Pacific Fund
4)	Wells Fargo Advantage Asset Allocation Fund
5)	Wells Fargo Advantage C&B Large Cap Value Fund
6)	Wells Fargo Advantage C&B Mid Cap Value Fund
7)	Wells Fargo Advantage California Limited-Term Tax-Free Fund
8)	Wells Fargo Advantage California Tax-Free Fund
9)	Wells Fargo Advantage California Tax-Free Money Market Fund
10)	Wells Fargo Advantage California Tax-Free Money Market Trust
11)	Wells Fargo Advantage Capital Growth Fund
12)	Wells Fargo Advantage Cash Investment Money Market Fund
13)	Wells Fargo Advantage Colorado Tax-Free Fund
14)	Wells Fargo Advantage Common Stock Fund
15)	Wells Fargo Advantage Conservative Allocation Fund
16)	Wells Fargo Advantage Discovery Fund
17)	Wells Fargo Advantage Diversified Bond Fund
18)	Wells Fargo Advantage Diversified Equity Fund
19)	Wells Fargo Advantage Diversified Small Cap Fund
20)	Wells Fargo Advantage Dow Jones Target 2010 Fund
21)	Wells Fargo Advantage Dow Jones Target 2015 Fund
22)	Wells Fargo Advantage Dow Jones Target 2020 Fund
23)	Wells Fargo Advantage Dow Jones Target 2025 Fund
24)	Wells Fargo Advantage Dow Jones Target 2030 Fund
25)	Wells Fargo Advantage Dow Jones Target 2035 Fund
26)	Wells Fargo Advantage Dow Jones Target 2040 Fund
27)	Wells Fargo Advantage Dow Jones Target 2045 Fund
28)	Wells Fargo Advantage Dow Jones Target 2050 Fund
29)	Wells Fargo Advantage Dow Jones Target Today Fund
30)	Wells Fargo Advantage Emerging Growth Fund
31)	Wells Fargo Advantage Emerging Markets Equity Fund
32)	Wells Fargo Advantage Endeavor Select Fund
33)	Wells Fargo Advantage Enterprise Fund
34)	Wells Fargo Advantage Equity Income Fund
35)	Wells Fargo Advantage Equity Value Fund
36)	Wells Fargo Advantage Government Money Market Fund
37)	Wells Fargo Advantage Government Securities Fund
38)	Wells Fargo Advantage Growth Balanced Fund

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39)	Wells Fargo Advantage Growth Fund
40)	Wells Fargo Advantage Growth Equity Fund
41)	Wells Fargo Advantage Heritage Money Market Fund
42)	Wells Fargo Advantage High Income Fund
43)	Wells Fargo Advantage Income Plus Fund
44)	Wells Fargo Advantage Index Fund
45)	Wells Fargo Advantage Inflation-Protected Bond Fund
46)	Wells Fargo Advantage Intermediate Tax/AMT-Free Fund
47)	Wells Fargo Advantage International Core Fund
48)	Wells Fargo Advantage International Equity Fund
49)	Wells Fargo Advantage International Value Fund
50)	Wells Fargo Advantage Large Cap Appreciation Fund
51)	Wells Fargo Advantage Large Cap Growth Fund
52)	Wells Fargo Advantage Large Company Core Fund
53)	Wells Fargo Advantage Large Company Growth Fund
54)	Wells Fargo Advantage Large Company Value Fund
55)	Wells Fargo Advantage Mid Cap Disciplined Fund
56)	Wells Fargo Advantage Mid Cap Growth Fund
57)	Wells Fargo Advantage Minnesota Money Market Fund
58)	Wells Fargo Advantage Minnesota Tax-Free Fund
59)	Wells Fargo Advantage Moderate Balanced Fund
60)	Wells Fargo Advantage Money Market Fund
61)	Wells Fargo Advantage Money Market Trust
62)	Wells Fargo Advantage Municipal Bond Fund
63)	Wells Fargo Advantage Municipal Money Market Fund
64)	Wells Fargo Advantage National Tax-Free Money Market Fund
65)	Wells Fargo Advantage National Tax-Free Money Market Trust
66)	Wells Fargo Advantage Opportunity Fund
67)	Wells Fargo Advantage Overland Express Sweep Fund
68)	Wells Fargo Advantage Prime Investment Money Market Fund
69)	Wells Fargo Advantage Short Duration Government Bond Fund
70)	Wells Fargo Advantage Short-Term Bond Fund
71)	Wells Fargo Advantage Short-Term High Yield Bond Fund
72)	Wells Fargo Advantage Short-Term Municipal Bond Fund
73)	Wells Fargo Advantage Small Cap Disciplined Fund
74)	Wells Fargo Advantage Small Cap Growth Fund
75)	Wells Fargo Advantage Small Cap Opportunities Fund
76)	Wells Fargo Advantage Small Cap Value Fund
77)	Wells Fargo Advantage Small Company Growth Fund
78)	Wells Fargo Advantage Small Company Value Fund
79)	Wells Fargo Advantage Small/Mid Cap Value Fund
80)	Wells Fargo Advantage Social Sustainability Fund
81)	Wells Fargo Advantage Specialized Financial Services Fund
82)	Wells Fargo Advantage Specialized Technology Fund
83)	Wells Fargo Advantage Stable Income Fund
84)	Wells Fargo Advantage Strategic Income Fund

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85)	Wells Fargo Advantage Strategic Small Cap Value Fund
86)	Wells Fargo Advantage Total Return Bond Fund
87)	Wells Fargo Advantage Treasury Plus Money Market Fund
88)	Wells Fargo Advantage Ultra Short-Term Income Fund
89)	Wells Fargo Advantage Ultra Short-Term Municipal Income Fund
90)	Wells Fargo Advantage U.S. Value Fund
91)	Wells Fargo Advantage WealthBuilder Conservative Allocation Portfolio
92)	Wells Fargo Advantage WealthBuilder Equity Portfolio
93)	Wells Fargo Advantage WealthBuilder Growth Allocation Portfolio
94)	Wells Fargo Advantage WealthBuilder Growth Balanced Portfolio
95)	Wells Fargo Advantage WealthBuilder Moderate Balanced Portfolio
96)	Wells Fargo Advantage WealthBuilder Tactical Equity Portfolio
97)	Wells Fargo Advantage Wisconsin Tax-Free Fund
98)	Wells Fargo Managed Account CoreBuilder SharesSM – Series G
99)	Wells Fargo Managed Account CoreBuilder SharesSM – Series M

2. WELLS FARGO VARIABLE TRUST (12 Series)

100)	Wells Fargo Advantage VT Asset Allocation Fund
101)	Wells Fargo Advantage VT C&B Large Cap Value Fund
102)	Wells Fargo Advantage VT Discovery Fund
103)	Wells Fargo Advantage VT Equity Income Fund
104)	Wells Fargo Advantage VT International Core Fund
105)	Wells Fargo Advantage VT Large Company Core Fund
106)	Wells Fargo Advantage VT Large Company Growth Fund
107)	Wells Fargo Advantage VT Money Market Fund
108)	Wells Fargo Advantage VT Opportunity Fund
109)	Wells Fargo Advantage VT Small Cap Growth Fund
110)	Wells Fargo Advantage VT Small/Mid Cap Value Fund
111)	Wells Fargo Advantage VT Total Return Bond Fund

3. WELLS FARGO MASTER TRUST (23 Series)

112)	Wells Fargo Advantage C&B Large Cap Value Portfolio
113)	Wells Fargo Advantage Disciplined Growth Portfolio
114)	Wells Fargo Advantage Diversified Fixed Income Portfolio
115)	Wells Fargo Advantage Diversified Stock Portfolio
116)	Wells Fargo Advantage Emerging Growth Portfolio
117)	Wells Fargo Advantage Equity Income Portfolio
118)	Wells Fargo Advantage Equity Value Portfolio
119)	Wells Fargo Advantage Index Portfolio
120)	Wells Fargo Advantage Inflation-Protected Bond Portfolio
121)	Wells Fargo Advantage International Core Portfolio
122)	Wells Fargo Advantage International Growth Portfolio
123)	Wells Fargo Advantage International Index Portfolio
124)	Wells Fargo Advantage International Value Portfolio
125)	Wells Fargo Advantage Large Cap Appreciation Portfolio
126)	Wells Fargo Advantage Large Company Growth Portfolio

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127)	Wells Fargo Advantage Managed Fixed Income Portfolio
128)	Wells Fargo Advantage Short-Term Investment Portfolio
129)	Wells Fargo Advantage Small Cap Index Portfolio
130)	Wells Fargo Advantage Small Company Growth Portfolio
131)	Wells Fargo Advantage Small Company Value Portfolio
132)	Wells Fargo Advantage Stable Income Portfolio
133)	Wells Fargo Advantage Strategic Small Cap Value Portfolio
134)	Wells Fargo Advantage Total Return Bond Portfolio

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